EXHIBIT 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Nine‑Month and Three‑Month Periods Ended September 30, 2021

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at September 30, 2021 and for the nine-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”). The nine‑month period ended September 30, 2021 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the Period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has the Company’s Periodic Report for 2020 which was published on March 25, 2021 (Reference: 2021-01-044994), (hereinafter – “the Consolidated Financial Statements for 2020” and “the Periodic Report for 2020”, respectively)1, which includes, among other things, the Description of the Company’s Business part, the Report of the Board of Directors and the financial statements for the year ended December 31, 2020, which were included in the Company’s Periodic Report for 2020. The information included in the Periodic Report and the Consolidated Financial Statements for 2020 is included herein by reference.

Attached to this Report are the consolidated interim financial statements as at September 30, 2021 (hereinafter – “the Interim Statements”) and consolidated proforma financial statements as at September 30, 2021 as a result of acquisition of the CPV Group (as defined in Note 6 to the Interim Statements (hereinafter – “the CPV Group”)) on January 25, 2021, and on the assumption that this Report is read together with the Periodic Report for 2020, which is presented herein by reference. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of this Report. The materiality of the information included in this Report was examined from the point of view of the Company1. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the reporting regulations. In this report, “dollar” means the U.S. dollar.

It is emphasized that this Report contains “forward‑looking” information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, plans, estimates or other information relating to a matter or event, the realization of which is uncertain and/or outside the Company’s control. Forward‑looking information included in this Report is based on information or assessments existing in the Company as at the publication date of this Report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed or the relevant business environment. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is engaged in two areas of activity that are reported as business segments in its financial statements: (1) generation and supply of electricity and energy in Israel – as part of this area of activities, the Company is engaged in generation and supply of electricity and energy to private customers, Israel Electric Company Ltd. (hereinafter – (“the Electric Company” or “IEC”) and the System Administrator (as it is defined in Section 1 of the Periodic Report for 2020), as well as in initiation, development, construction and operation of power plants and facilities for generation of energy through natural gas and renewable energy in Israel. The Company manages its activities in Israel mainly through a wholly‑owned subsidiary OPC Israel Energy Ltd. (“OPC Israel”). For details regarding this area of activities – see Section 8 to Part A which is included in the Periodic Report for 2020 and the updates presented in this report; and (2) holding, development, construction and management of renewable energy and conventional power plants (powered by natural gas) in the United States – as part of this area of activities, the Company is engaged in development, construction and management of renewable energy and conventional power plants in the United States through the CPV Group and in holding rights in active power plants and power plants under construction, which the CPV Group initiated and constructed, both in the conventional areas as well as in the area of renewable energy. In addition, the CPV Group is engaged in provision of asset and energy management services to power plants in the United States that it owns and that are owned by third parties. For details regarding the agreement for acquisition of the activities and with respect to this area of activities, which constitutes a reportable business segment for accounting purposes commencing from the interim statements as at March 31, 2021 – see Sections 2.3.1 and 17 to Part A which is included in the Periodic Report for 2020 and the updates presented in this report (including the interim statements).

The CPV Group is held indirectly by the Company (about 70% as stated in Note 6 to the Interim Statements) and its acquisition was completed on January 25, 2021. The CPV Group was established in 1999 and since that date it has initiated and constructed power plants with an aggregate capacity of about 15 gigawatts, of which about 5 gigawatts using renewable energy, and an additional about 10 gigawatts is from conventional power plants. Commencing with the interim financial statements as at March 31, 2021, the Company consolidates the financial statements of the CPV Group and also attaches consolidated interim proforma financial statements as at September 30, 2021 as a result of completion of the acquisition of the CPV Group. The CPV Group has holdings in active projects through associated companies and subsidiaries.

On May 9, 2021, the Company completed acquisition of 27% of the shares of Gnrgy Ltd. (hereinafter – “Gnrgy”), which is engaged in the area of charging services for electric vehicles. The Company includes Gnrgy with its activities in Israel. For details – see Section 3K below.

In July 2021, the Company received a virtual supply license and in accordance therewith the said activities were started on September 1, 2021. The Company includes the virtual supply activities together with the activities in Israel. For details – see Section 3E below.

As at the publication date of the report, the Company’s activities are carried on in Israel and in the United States, however it is clarified that this does not act to limit the Company’s activities in the future in additional geographical areas. From time to time, the Company is examining possibilities for expanding its activities in the area of generation and supply of electricity and energy, including by means of constructing and/or acquiring power plants (including using renewable energy and for storage) including in additional geographic regions worldwide, and advancement of projects that, as stated, are found to be suitable and that are consistent with the Company’s business plans, as they will be from time to time, and expansion of the range of its services and the synergy embedded in the Group’s activities (such as acquisition of the shares of Gnrgy, as detailed above).

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter

1.	Operating projects

Set forth below are main details with reference to the operating projects in Israel:

			Presentation
			format
			in the		Type of	Year of
	Capacity	Rate of	financial		project/	commercial
Project	(MW)	holdings	statements	Location	technology	operation

OPC Rotem Ltd. (“Rotem”)	466	80%	Subsidiary	Rotem Plain	Natural gas, combined cycle	2013

OPC Hadera[2] Ltd. (“Hadera”)	144	100%	Subsidiary	Hadera	Natural gas, cogeneration	2020

2  In addition, Hadera holds the Energy Center (boilers and turbines located on the premises of Hadera Paper Mills Ltd.), which serves as back‑up for supply of steam from the Hadera power plant. It is noted that from the end of 2020 the turbine in the Energy Center is not operating, and the Company will examine its continued operation with the Electricity Authority due to the contact of the System Administrator to the Electricity Authority wherein the System Administrator believes that continued operation of the turbine by the Company requires a license pursuant to the Electricity Administrator Law and coordination with the System Administrator.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

1.	Operating projects (Cont.)

Set forth below are main details with reference to the operating projects in the United States3:

			Presentation
		Rate of	format
		holdings	in the
		of the CPV	Company’s		Type of	Year of	Restricted
	Capacity	Group in	financial		project/	commercial	market[4]
Project	(MW)	the project	statements	Location	technology	operation	customer

CPV Fairview LLC (“Fairview”)	1,050	25%	Associated company	Pennsylvania	Natural gas in a combined cycle[5]	2019	PJM

CPV Towantic LLC (“Towantic”)	805	26%	Associated company	Connecticut	Natural gas / two fuels combined cycle	2018	ISO‑NE

CPV Maryland LLC (“Maryland”)	745	25%	Associated company	Maryland	Natural gas combined cycle	2017	PJM

CPV Shore Holdings LLC (“Shore”)	725	37.53%	Associated company	New Jersey	Natural gas combined cycle	2016	PJM

CPV Valley Holdings LLC (“Valley”)	720	50%	Associated company	New York	Natural gas / two fuels combined cycle	2018	NYISO

CPV Keenan II Renewable Energy Company LLC (“Keenan”)	152	[6]100%	Subsidiary	Oklahoma	Wind	2010	SPP (long‑term PPA)

[3]	Active projects in the U.S. are held through the CPV Group, which is held by the Company at the rate of about 70%.
4 For additional details regarding the relevant area of activities of each project in the restricted market – see Section 4 below.
5 The possibility exists for a mix of ethane of up to 25%.
6 On April 7, 2021, the CPV Group signed and completed acquisition of 30% of the rights in Keenan from its Tax Equity partner. For details – see the Company’s Immediate Report dated April 8, 2021 (Reference No.: 2021‑01‑059787) and Section 4M below.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction

Main details with reference to the initiation and construction projects in Israel7:

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	September 30,
for						of the	Main	cost	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[8]	Location	Technology	operation	consumer	millions)	millions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	January 2023	The System Administrator	[9]≈ 1,500	[10]≈ 869

[7]
It is clarified that that stated in this report in connection with projects that have not yet reached operation (Zomet, Sorek B, facilities for generation of energy on the consumer’s premises, NIP 94, NIP 20B), including with reference to the expected operation date and the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the publication date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects may not occur or may occur in a manner different than that stated above due to, among other things, dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures, receipt of permits, completion of planning processes and construction work, the final scope of the costs in respect of the development, construction and land, and the terms of undertakings with main suppliers and there is no certainty they will be fulfilled or what their final terms will be. In addition, ultimately technical, operational or other delays and/or breakdowns could be caused, this being as a result of, among other things, various factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risk and/or the Coronavirus crisis. For additional regarding risk factors involved in construction projects – see Section 20.3 of Part A in the Periodic Report for 2020. It is clarified that the characteristics (including the capacity and/or technology) of NIP 94 and NIP 20B, which are in the initial initiation stages and their progress is subject to, among other things, planning and licensing processes and connection assurance, are subject to change. It is further clarified that delays in completion of the projects could impact the ability of the companies to comply with their obligations to third parties in connection with the projects.

8  Companies consolidated in the Company’s financial statements.
9 The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees (for details – see Section 8.11.6 to Part A in the Periodic Report for 2020), while as at the date of the report the Company had filed a legal appeal of the final assessment. In August 2021, the Company was informed that the appeal was rejected by Israel Lands Authority and as at the publication date of the report the Company intends to continue the processes for appealing the assessment and further to this in November 2021 the Company submitted a valuation.
10 Not including amounts relating to milestones provided in the Zomet Power Plant construction agreement that were partially completed.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the initiation and construction projects in Israel: (Cont.)

									Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	September 30,
for						of the	Main	cost	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[8]	Location	Technology	operation	consumer	millions)	millions)

OC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	100%	On the premises of the Sorek B seawater desalination facility	Cogeneration	Fourth quarter of 2023	Yard consumers and the System Administrator	Up to ≈ 200	≈ 19

Facilities for generation of energy on the consumer’s premises	In various stages of initiation / development	Every facility up to 16 megawatts As at the publication date of the report, construction and operation agreements were signed for a total of 90 megawatts. The Company intends to take action to sign construction and operation agreements in a cumulative scope of at least 120 megawatts[11]	100%	On the premises of consumers throughout Israel	Conventional and renewable energy (solar)	Gradually over the years starting from 2022 pursuant to the conditions provided in the agreements	Yard consumers also including Group customers	An average of about NIS 4 per megawatt	≈ 44

11 The Company’s intention, as stated, reflects its intention as at the publication date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the publication date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the date of the report, all of the preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the initiation and construction projects in Israel: (Cont.)

									Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	September 30,
for						of the	Main	cost	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	NIS
of energy	Status	(megawatts)	holdings[12]	Location	Technology	operation	consumer	millions)	millions)

AGS Rotem Ltd. (“NIP 94”)	In initiation	As part of the statutory process the study examined the impact on the environment of construction of a power plant with a scope of 720 MW).[13]	80%	Rotem Plain, adjacent to the Rotem Power Plant	Conventional with storage capability	Not yet determined	Not yet determined	Not yet determined	Not yet determined

OPC Hadera Expansion Ltd. (“NIP 20B”)	In initiation	As part of the statutory process the study examined the impact on the environment of construction of a power plant with a scope of 800 MW).[14]	100%	Hadera, close to the Hadera Power Plant	Conventional with ability to integrate storage	Not yet determined	Not yet determined	Not yet determined	Not yet determined

12 Companies consolidated in the Company’s financial statements.
13 In the Government Decision dated October 29, 2020, the capacity restriction was removed. The said capacity constitutes “forward‑looking” information regarding which there is no certainty it will be realized, and that is subject to completion of the planning processes and compliance with additional conditions that have not yet been fulfilled.
14 In the Government Decision dated October 29, 2020, the capacity restriction was removed. The said capacity constitutes “forward‑looking” information regarding which there is no certainty it will be realized, and that is subject to completion of the planning processes and compliance with additional conditions that have not yet been fulfilled.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the construction projects in the United States:15

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of						cost for	project at
		holdings	Status			Expected		100% of the	September 30,
		of the	in the			commercial		project	2021
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[16]	millions)

CPV Three Rivers LLC (“Three Rivers”)	1,258	[17]10%	Associated company	Illinois	Natural gas, combined cycle	Second quarter 2023	PJM	≈ 4,175 (≈ $1,293 million)	≈ 2,096 (≈ $649 million)

[15]
Projects under construction in the United States are held through the CPV Group. Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on September 30, 2021 – $1 = NIS 3.229. The information presented below regarding projects under construction and projects awaiting construction in the U.S., including regarding the commencement date of the construction, the expected commercial structure, the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group, and it is also based on plans the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a tax equity partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, regulatory changes, an increase in the financing expenses, unforeseen expenses, weather events, the Coronavirus crisis, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the date of the report had not yet been fulfilled and, therefore, there is no certainty it will be completed in accordance with that stated. Such delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 17.14 of Part A in the Periodic Report for 2020.

16 Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.
17 On February 3, 2021, the transaction for sale of 7.5% of the rights in the Three Rivers project was completed, which was held up to that time by the CPV Group. For additional information – see Section 2.3.1 of Part A in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to the construction projects in the United States:15
								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of						cost for	project at
		holdings	Status			Expected		100% of the	September 30,
		of the	in the			commercial		project	2021
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[16]	millions)

CPV Maple Hill Solar LLC (“Maple Hill”)	126 MWdc[18]	[19]100%	Consolidated	Pennsylvania	Solar	Second half 2022	PJM	≈ 575 (≈ $178 million)[20]	≈ 216 (≈ $67 million)

18 About 100 MWac.
19 As at the publication date of the report, the CPV Group had signed an agreement of principles with a “tax partner” (“Tax Equity Partner”) for investment of about $40 million in the project, where as at this date the undertaking is subject to completion of the negotiations and signing of the binding agreements. For additional details – see Section 4E in this Report of the Board of Directors below.
20 As at the date of this report, the expected cost of the investment in the project increased compared with the cost expected as at June 30, 2021 (see Report of the Company’s Board of Directors as at June 30, 2021), where the said increase stems from mostly from development fees to the CPV Group as a result of a change in the structure of the expected undertaking with the Tax Equity Partner (as stated above) that is expected to permit a potential increase in development fees to the CPV Group (where the development fees are estimated as at the date of the report in the aggregate amount of about $30–$35 million and are included in the above amount), and partly from an increase in the equipment costs and additional expected costs. That stated in connection with the amount of the development fees to the credit of the CPV Group is “forward‑looking” information that is based on the estimates of the CPV Group as at the date of the report and that is subject to the final conditions that will be determined, if any, in a binding agreement with the Tax Equity Partner, which has not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Main details with reference to a construction project having an agreement for sale of electricity (PPA) that is set for construction in the near future in the United States:

									Total	Amount of the
									estimated	investment
Power		Rate of							construction	in the
plants/		of the							cost for	project at
facilities		holdings				Expected			100% of the	September 30,
for		of the			Expected	commercial			project	2021
generation	Capacity	CPV			start	operation	Regulated	Commercial	(NIS	NIS
of energy	(megawatts)	Group	Location	Technology	date	date	market	structure	millions)	millions)

CPV Rogue’s Wind LLC (“Rogue’s Wind”)	≈ 114	[21]100%	Pennsyl-vania	Wind	First half 2022	Second half 2023	PJM	PPA agreement for sale of electricity, availability (capacity) and Renewable Energy Certificates (RECs) for 10 years.[22]	≈ 830 million (≈ $257 million)[23]	≈ 18 (≈ $5 million)

21 As at the publication date of the report, the CPV Group is expected to take action to sign an agreement with a “tax investor” (“Tax Equity Partner”) with respect to investment in the project (subject to appropriate regulatory arrangements). The Tax Equity Partner will enjoy most of the tax benefits in respect of the project, which are mainly tax credits relating to Production Tax Credits (PTC) and depreciation expenses for tax purposes, as well as participation in a proportionate amount to be agreed to of the free cash flows for distribution. The entitlement to participate in part of the free cash flows is effective up to the point of reaching a rate of return on the investment of the Tax Equity Partner that will provided in the agreement. After reaching the said rate of return, the share of the Tax Equity Partner in the income and cash flows will decline to a minimum rate. It is emphasized that the CPV Group has not yet signed an agreement, as stated, and therefore there is no certainty that such an agreement will ultimately be signed, or that its conditions will be in accordance with that stated (if ultimately signed), and the matter is subject to, among other things, to commercial and regulatory conditions.
22 For details regarding the PPA agreement signed in April 2021 – see Note 9K(5) to the Interim Statements.
23 Including development fees to the CPV Group, which are estimated at the amount of about $15 – $20 million. As at the date of the report, the expected cost of the investment in the project increased compared with the expected cost as at June 30, 2021, where the increase stems mainly from an increase in the expected costs of the wind turbine for the power plant and an increase in the construction budget, shipping and delivery costs, and transmission network upgrade costs. It is noted that part of the increase of the transmission network upgrade costs is compensated for in the framework of the price adjustments based on the price formula in the project’s PPA agreement. It is clarified that the amount shown in the table is subject to additional changes, including due to a global increase in equipment and shipping costs, which has been visible over the past several months and/or other costs. That stated regarding the amount of the development fees to the CPV Group is “forward‑looking” information that is based on the estimates of the CPV Group as at the date of the report and which will be subject to the final conditions that will be determined in a yet to be signed binding agreement with the tax partner.

OPC Energy Ltd.
Report of the Board of Directors

2.	Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Projects under initiation and construction (Cont.)

Set forth below is a summary of the scope of the development projects (in megawatts)24 in the United States:25 as at the publication date of the report:

Technology	Advanced	Early stage	Total

Solar[26]	1,488	1,315	2,803
Wind	114	150	264
Total renewable energy	1,602	1,465	3,067
Natural gas	1,985	1,940	3,925
Storage	–	100–500	100–500

24 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). It is noted that that stated depends on the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.
[25]
The information presented in this section with reference to development projects of the CPV Group, including regarding the number of projects, their characteristics (the capacity, technology, etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and agreements agreements), execution of construction and connection processes, assurance of financing and receipt of various regulatory approvals and permits, which as at the present time have not yet been completed. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company. It is clarified that the Rogue’s Wind project, which is in the advanced initiation stage in the near term, is included in the above table. It is further clarified that solar projects under development that are the subject of the Immediate Report dated October 20, 2021 (Reference No.: 2021‑01‑157965) are included in the above table.

It is noted that the ability to locate new projects in relevant energy markets, with price and liquidity levels that support new construction constitutes a significant success factor for the development activities. In addition, regarding renewable energy projects, it is important that the country or region wherein the CPV Group seeks to construct new projects have the possibility to generate additional revenues through sale of Renewable Energy Certificates (RECs). It is further noted that in  the estimation of the CPV Group, additional factors that impact the development activities include, among others: obtaining sufficient control over the lands; the ability to connect to the electricity grid at a strategic connection point at a low connection cost; obtaining the permits required for construction of new projects, including compliance with all the environmental requirements; and the ability to raise sufficient debt and equity for construction of new projects.
26 The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,197 MWac and about 1,050 MWac, respectively.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter:

A.
During October 2021, early repayment was completed of the full amount of the outstanding credit under Rotem’s project financing, in the amount of about NIS 1,292 million (an early repayment fee) and restricted cash was released, in the amount of about NIS 125 million. Rotem recognized a non‑recurring expense in the statement of income in the third quarter of 2021, in the aggregate amount of NIS 244 million, in respect of the early repayment fee (about NIS 188 million, net of tax), even though the repayment was completed subsequent to the date of the report. In addition, in October 2021, in light of the early repayment of the balance of Rotem’s credit, the Company executed an early close‑out of an interest SWAP contract, which yielded the amount of about NIS 13 million to the Company. It is noted that as at September 30, 2021, the balance of the short‑term credit in the Interim Statements includes the balance of Rotem’s credit prior to execution of the early repayment.

The Company and the additional shareholder in Rotem provided Rotem shareholders’ loans for financing part of the amount of the early repayment, in the amount of about NIS 1,130 million, based on their proportionate holdings in Rotem’s shares.

B.
In September 2021, the Company issued a new series of debentures (Series C), in the amount of about NIS 851 million par value, where the proceeds from the issuance was designated for, among other things, early repayment of Rotem’s credit, as stated above. For additional details – see Section 13 of this report and Note 9B(8) to the Interim Statements.

C.
Further to that stated in Sections 8.5.1.2 and 8.5.3.1 of Part A of the Periodic Report for 2020, in October 2021, connection of a direct electricity line from the Hadera Power Plant to Hadera Paper Mills Ltd. was executed.

It is noted that in December 2020 and in the months January through May 2021, replacement and renovation work was performed with respect to certain components of the gas turbines in the Hadera Power Plant as part of anticipated activities. In this framework, in January 2021, the replacement and renovation work in one of the gas turbines was completed and in May 2021 the replacement and renovation work of the second gas turbine was completed. Accordingly, in the first half of 2021, there were about 65 maintenance days during which the Hadera Power Plant operated on a partial basis. The performances of the gas turbines commencing from the end of the replacement and renovation work are in accordance with that expected from them.

Regarding the maintenance work in the steam turbines, during November 2021 a shut down of the Hadera Power Plant was started for 10 days. In addition, in March 2022, additional maintenance work is expected to be performed in the steam turbine for a period of time estimated at about 60 days. It is noted that performance of the said replacement and renovation work without interruption could be impacted by traffic restrictions resulting from the Coronavirus crisis in light of the need for arrival of equipment and foreign work teams. After performance of the additional maintenance activities in the steam turbine, a further improvement in the plant’s performance is expected27.

[27]
That stated in Section C. above, including with reference to the execution dates of the maintenance work and the Additional Work, the duration of the work of the said work periods and/or the improvement of the performance of the power plant after execution of the work, includes “forward‑looking” information, as it is defined in the Securities Law. The aforesaid information may not be realized, or may be realized in a different manner, including as a result of reasons that are not under Hadera’s control, such as coordination with the contractor or equipment supplier, the manner of performance of the work by the contractor, technical breakdowns or other delays, which could impact the duration of the shutdown (full or partial of the power plant), including factors impacted by the Coronavirus crisis. Partial operation or shutdown of the Hadera Power Plant during extended periods of the maintenance, renovation and replacement work count impact Hadera’s ability to comply with the power plant’s availability (capacity) provisions (regarding this matter – see also Sections 8.10 and 8.12.3 of Part A in the Periodic Report for 2020) and could have a negative impact on the results of Hadera’s activities.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

C.	(Cont.)

For details regarding starting of the arbitration proceedings by Hadera’s construction contractor and the contentions of the Company and the construction contractor – see Note 9D(2) to the Interim Statements and the Company’s Immediate Report dated September 23, 2021 (Reference No.: 2021‑01‑148533). As at the publication date of this report, the Company had submitted a response and a counter request to the arbitrators. It is noted that the parties are concurrently carrying on contacts in an effort to formulate a compromise, where as at the publication date of this report there is no certainty regarding the ultimate formulation of a compromise as stated. Up to now, no compensation had been received from the construction contractor in respect of the delay in the commercial operation of Hadera and non‑compliance with the performances provided in the construction agreement (except for amounts unilaterally offset by the Company from payments to the construction contractor and the construction contractor has raised contentions regarding this matter). In addition, as at the publication date of this report, no amounts have been received under the insurance policy for damages caused by delay of the commercial operation of the Hadera Power plant. There is no certainty that Hadera will be able to receive reimbursements and/or compensation in respect the full amount of its direct and indirect damages.

D.
Further to that stated in Section 8.13.6 to Part A of the Periodic Report for 2020 regarding the anticipated operation date of the Karish natural gas reservoir and possible delay of the said operation date, in November 2021 Energean sent Rotem and Hadera an update notification (further to prior updates) whereby due to a force majeure event, so Energean contends, the first gas from the Karish reservoir is expected in the middle of 2022[28].

Due to the delay in supply of the gas from the Karish reservoir compared with the original projected date, Rotem and Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at the present gas prices, which are provided in the agreements of Rotem and Hadera with Tamar and which are higher than the price stipulated in the Energean agreements. Accordingly, the delays in the commercial operation date of Energean and in supply of the gas from the Karish reservoir will have an unfavorable impact on the Company’s profits with reference to the supply from the Karish reservoir on the original date. For additional details, including regarding payment of compensation to Rotem and Hadera in the period of the report – see Note 9D(3) to the Interim Statements.

28 That stated above, including regarding the commercial operation date of the Karish reservoir, and regarding supply of the gas to the Company, includes “forward‑looking” information as defined in the Securities Law, which is based on the data received by the Company from Energean as at the publication date of this report and additional publicly‑available data, and there is no certainty it will materialize. Ultimately, the expected impact on the project timetables or a delay in the operation date of the Karish reservoir may be delayed beyond the estimated time, and he impacts on the Company could be more than that stated above – this being due to factors that are not under the Company’s control. In addition, there is no certainty that additional compensation will be received from Energean and there is no certainty that compensation will be paid to Rotem and Hadera that will cover all of their damages (direct or indirect).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

E.
Further to that stated in Section 8.2.1.6 of Part A of the Periodic Report for 2020 regarding the decision of the Electricity Authority regarding determination of an arrangement for suppliers that do not have means of generation (“virtual supply”) and revision of the Standards for existing suppliers, in order to gradually open the supply area in the electricity sector to new suppliers and supply to household consumers[29], on April 7, 2021, the Electricity Authority published for the public’s comments the language of the license for suppliers as part of virtual supply (“a Virtual Supply License”) and update of the timetables for opening the supply area to competition, according to which commencement of the said activities took place on September 1, 2021. Further to that stated in its request, in July 2021 the Company received a Virtual Supply License. A license, as stated, was also granted to Gnrgy (in which, as at the publication date of the report, the Company holds an interest of 27% – see Note 3K below). Further to that stated, commencing from September 2021, the Company has customers in the scope of about 110 MW for virtual supply. For additional details regarding provision of guarantees in connection with the virtual supply – see Note 9B(3) to the Interim Statements.

F.
Further to that stated in Section 14.2.6.4 to Part A of the Periodic Report for 2020 regarding application of the decision of the Electricity Authority with respect to deviations from Rotem’s consumption plans, in May 2021 IEC notified Rotem according to its approach sale of energy to end‑consumers in excess of the generation capacity of Rotem’s power plant, deviates from the provisions of the PPA agreement between it and IEC (as stated in Section 8.14.5.1 to the Periodic Report for 2020)[30]. Rotem’s position regarding the PPA agreement is different, and in any event to the best of Rotem’s understanding the matter is expected to be impacted by supplementary arrangements that are to be determined by the Electricity Authority further to the decision of the Electricity Authority, as stated in Section 14.2.6.4 to Part A (Description of the Company’s Business) of the Periodic Report for 2020 and in this Section below.

29See Decision No. 60105 of the Electricity Authority dated September 22, 2021 at the following link:
https://www.gov.il/he/departments/policies/60105.
[30]
For details regarding disputes between Rotem and Israel Electric Company – see that stated in Section 8.4.15 to Part A of the Periodic Report for 2020 and in Note 9E(1) to the Interim Statements. As at the publication date of the report, no understandings have been formulated with reference to the disputes between the parties. As stated in the above‑mentioned reports, to the extent understandings are not formulated Israel Electric Company (or the System Administrator, upon its “stepping into the shoes” of Israel Electric Company in the PPA agreement) may start proceedings.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

F.	(Cont.)

In May 2021, the Electricity Authority published a hearing regarding revision of the standards for purposes of implementation of the market model on the existing private generation and on the renewable energies according to which application of the market rules to the various types of generators is governed, including bilateral generators and generators with fixed availability (capacity) that operate in the framework of Regulation 241, and broad changes are proposed to the market rules31. The Electricity Authority notes in the said hearing that that it is proposed at this stage to exclude from application of the decision the Rotem generation unit, to which a special regulation applies that requires adjustments in a number of aspects, and that the Electricity Authority is presently examining all the changes required in the regulation that applies to this unit in order to create regulatory uniformity between it and the other private generation units, and in this regard it will also include consider application of the market rules to it. The impact of the hearing regarding the market model on Rotem depends on the final arrangements that will be determined (if any).

In June 2021, Rotem was informed that the Professional Staff of the Electricity Authority intends to recommend to grant Rotem a supply license (the language of the license has not yet been disclosed) and at the same time to impose certain covenants on Rotem regarding the generation activities and the supply activities, including an extraordinary consumption format, as noted above32, including arrangement of the manner of applying the above‑mentioned market model to Rotem and the manner of determination of the price when generation at the plant is reduced. Based on the information received, the team intends to take action to implement the above‑mentioned arrangements, subject to a hearing, from January 2022. Further to that stated, Rotem is taking action with the Electricity Authority in order to clarify and present its position with respect to the said arrangements, including regarding the commencement date. It is clarified that to the best of Rotem’s understanding making of a decision regarding the matter is subject to publication of a hearing, which as at the publication date of the report a hearing had not yet been published. Accordingly, as at the date of the report supplementary arrangements, as noted, had not yet been determined, and there is no certainty regarding their final language and the extent of their impact.

[31]	https://www.gov.il/he/departments/publications/Call_for_bids/shim_yatzranut_kayemet
[32]
For additional details regarding the matter of granting a supply license to Rotem and the decision regarding deviation from the consumption plan and its impacts – see Sections 8.12.2, 14.2.6 and 20.3.5 to Part A of the the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

G.
In June 2021, the Electricity Authority published a “call” regarding update of the hourly demand categories on the basis of which the tariff is determined for customers of Israel Electric Company[33], and further thereto, in October 2021, the Authority announced, a hearing regarding the matter (after making several revisions to the said “call”). Based on the Authority’s approach in light of the transition to use of renewable energies during daytime hours and the change in the mix of the fuels, a need has been created to revise the categories of the hours on the basis of which the controlled price will be determined, in order that the TOAZ tariff will reflect, to the extent possible, the hourly costs of generation of the electricity. Update of the hours as part of the hearing relates to the cost ratios as between the different hours, and the definition of the groups (categories) of the relevant hours, which essentially reduces the peak hours (which were moved to evening hours) and expands the difference between the tariffs for the peak and the low‑level demand categories. In addition, the summer season was extended to four months. Pursuant to the hearing, the statistical categories of the hours created two categories in every season – low level and peak, without the intermediate category that existed up until now (Geva). The basis for the categories of the hours will be updated from time to time based on the mix of the electricity consumption in the market. Change of the categories of the hours in accordance with the hearing is expected to increase the tariffs paid by the household consumers and to decrease the tariffs paid by the TOAZ consumers. Based on the hearing, to the extent it is so provided in a decision, the arrangements provided therein will enter into effect gradually starting from 2022. If the format determined in the hearing is determined as it was published, this would not be expected to have a significant impact on the Company’s activities in Israel in 2022 and would be expected to have a negative impact on the Company’s activities in Israel in 2023, based on the tariffs that will be provided and the composition (mix) of the Company’s sales. As at the publication date of the report, a decision had not yet been made. The Company is examining its possible courses of action regarding the matter.

H.
Further to that stated in Section 2.3.3 of Part A of the Periodic Report for 2020, in June 2021, a number of agreements were signed in connection with construction of the Sorek 2 project. For details – see Note 9H to the Interim Statements. In September 2021, a full Notice to Proceed was issued to the construction contractor. For details – see the Company’s Immediate Report dated September 30, 2021 (Reference No.: 2021‑01‑149919).

As at the publication date of the report, the Company estimates that its construction cost of the Sorek 2 project, including its share in the Construction Agreement and the equipment supply agreement, which constitute most of the said cost (without the long‑term Maintenance Agreement), at the amount of about NIS 200 million34.

[33]	https://www.gov.il/he/departments/publications/Call_for_bids/kol_kore_mashab
34 It is clarified that that stated above regarding completion of the project, dates and/or the construction cost constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based on estimates and assessments the Company makes as at the publication date of the report and there is no certainty it will be realized. The said information may not be realized or may be realized in a manner different than foreseen, due to, among other things, dependency on various factors, such as, the final scope of the costs in respect of the development and the land, connection to the infrastructure networks and occurrence of any of the risk factors the Company is exposed to. As at the publication date of the report, completion of the project is subject to, among other things, completion of the planning and licensing processes, the proper condition of the construction work and the equipment and completion of a detailed technical coordination regarding connection of the project to the electricity grid. Ultimately, technical breakdowns and/or delays could be caused in the processes relating to construction of the project and/or the Company may be caused to incur additional costs relating to the project beyond the estimates as stated in the Company’s Immediate Report dated June 27, 2021 (Reference No.: 2021‑01‑043576). It is noted that the delay in the commercial operation date (see table above) could impact the ability of the project to comply with its liabilities to third parties in connection with the project. For additional details regarding risk factors involved with construction projects – see Section 20.3 to Part A in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

I.
Further to Government Decision No. 171 from July 2021[35], regarding transition to a low‑carbon economy, wherein national targets were set for reduction of emissions of greenhouse gases, including a target for reduction of the annual quantity of greenhouse gas emissions in 2050 by at least 85% of the annual quantity measured in 2015, the Government decided as part of Government Decision No. 286 from August 2021[36], the Government decided to instruct the Minister of Finance to amend the Excise Tax on Fuel Order (Imposition of Excise Tax), 2004, and the Customs Tariffs and Exemptions Order and Purchase Tax on Goods, 2017, such that it will result in a gradual internal absorption of the external and environmental costs of carbon emissions, commencing from 2023, in the scope detailed in the Decision. As at the publication date of the report, the Company estimates that, in general the decision is expected to raise the gas acquisition costs of the Company, where this impact is expected to be partially or fully offset if the costs stemming from the decision are reflected in the generation component[37].

J.
Further to that stated in Section 8.10 of Part A in the Periodic Report for 2020, regarding the maintenance date that was scheduled for the Rotem Power Plant to take place in October 2021, as at the publication date of the report the said maintenance was postponed and is planned for April 2022.

K.
In April 2021, the Company signed an agreement for acquisition of shares (“the Share Purchase Agreement”) of Gnrgy Ltd. (“Gnrgy”), which is engaged in the area of charging services for electric vehicles (e‑mobility) and construction of charging posts for electric vehicles. For additional details – see Note 9I to the Interim Statements and the Immediate Reports dated April 13, 2021 and May 10, 2021 (Reference Nos. 2021‑01‑062613 and 2021‑01‑081177, respectively).

L.
On January 1, 2021, the annual update of the electricity tariffs of the Electricity Authority for 2021 entered into effect, according to which the generation component, which declined at the rate of about 5.7%. The generation component constitutes about 86% of the load and time tariff (“TAOZ”) at the highest‑voltage summer peak, system costs constitute about 8% of the TAOZ at the highest‑voltage summer peak, and infrastructure services constitute about 6% of the TAOZ at the highest‑voltage summer peak. The said decline in the generation component has a negative impact on the Company’s income in 2021 compared with 2020, including in the period of the report. For additional information regarding the generation component in prior years – see Note 25B to the consolidated financial statements for 2020, and see, among other things, section: Additional Details regarding the activities in Israel (Section 5) below. Regarding the factors impacting the generation component – see Section 7.7.1 of Part A of the Periodic Report for 2020. Regarding the seasonal impacts on the results of the Company’s activities in Israel – see Note 1A to the Interim Statements and that stated in this Directors’ Report below.

[35]	https://www.gov.il/he/departments/policies/dec171_2021
[36]	https://www.gov.il/he/departments/policies/dec286_2021
37 The Company’s estimates regarding offset of the impact of the Government’s decision constitutes “forward‑looking” information, regarding which there is no certainty it will be realized and which is dependent on, among other things, the regulatory arrangements that will be provided and the dates of their application (entry into effect).

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

M.
Coronavirus – in March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus continued to spread and it has caused significant business and economic uncertainty and volatility in the global markets, which were partly caused by the preventative measures taken and imposition of restrictions by various governmental entities worldwide. As at the date of the report, the virus is continuing to cause business and economic uncertainty. In the Period of the Report, there is a trend in recovery in the scope of the economic activities throughout the world, including removal of some of the restrictions on movement (travel) and carrying on of business and trade. At the same time, in the period of the report, along with vaccination of the population at high rates, due to the outbreak of new mutations, the virus is continuing to spread at significant rates both in Israel as well as in other countries, and accordingly restrictions are being imposed and may be imposed in the future on movement and on activities. As at the date of the report, up to now the Coronavirus Crisis had not had a significant impact on the Company’s results and activities in Israel. Nonetheless, in light of the uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as the uncertainty regarding the measures that will be taken by government entities, as at the date of the report, the Company is not able to estimate with any certainty the full impact of the Coronavirus Crisis on the Company. Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus Crisis for an extended period, a significant impact of the Coronavirus Crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors, etc.) or the Group’s main customers, or continuing movement restrictions, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects. The Company is continuing to take steps in order to ensure the health and safety of its employees in all of the Company’s facilities and offices, to maintain the level of activities in all its various facilities in and outside of Israel in order to reduce the potential impact of the pandemic on its business. For additional details regarding the Coronavirus Crisis and its possible impact on the Company in Israel – see Note 1B to the Interim Statements. For details regarding the impact of the Coronavirus Crisis (according to the contentions of Energean) on the date of the flow of the gas from Karish Tanin reservoir – see Section 3D above.

It is noted that the activities of the Company’s active power plants in Israel, as well as the construction activities of the Zomet Power Plant, are continuing in the restrictions’ period since they are deemed to be essential activities while preparing the work teams and taking safety measures to prevent infections and outbreaks at the Company’s sites. It is further pointed out that the continuity of the construction work on the Zomet Power Plant or the renovation and maintenance work at the Rotem Power Plant and the Hadera Power Plant could be impacted by the traffic (movement) limitations due to the Coronavirus Crisis in light of the need for arrival of equipment and foreign work teams.

For additional details regarding the Company’s area of activities in Israel – see below in this Report of the Board of Directors and the notes to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter:

A.
Further to that stated in Section 17.1.3 to Part A in the Periodic Report for 2020, the electricity price and the natural gas prices (the main fuel of the power plants powered by natural gas of the CPV Group) are main factors in the profitability of the CPV Group, as well as the capacity prices in the activity areas of the CPV Group’s power plants. A number of variables impact the profitability of the natural gas‑powered power plants of the CPV Group, including the price of various fuels, the weather, load increases and unit capacity, which cumulatively affect the gross margin and the profitability of the CPV Group. The electricity prices in the PJM market were about 65% higher and about 80%–85% in the nine months and three months ended September 30, of 2021, respectively, compared with the corresponding periods in 2020. The electricity prices in the ISO‑NE and the NYISO markets were about 95% and about 100%–105% higher in the nine months and three months ended September 30, of 2021, respectively, compared with the corresponding periods in 2020. The average price of natural gas in Henry Hub was about 93% about 120% higher in the nine‑month and three‑month periods ended September 30, 2021, respectively, than in the corresponding periods in 2020.

In the estimation of the CPV Group, the increase in the price of the natural gas stems from the strengthening of the global demand, which increases the demand for liquid natural gas from the United States, stagnation in the production of natural gas and low inventory levels of natural gas compared with prior years. In general, in the currently existing generation mix, to the extent the gas prices are higher the electricity margins of the CPV Group are expect to be higher, such that the marginal energy prices will be higher and will favorably impact the CPV Group’s energy margins38. This impact is partly offset by plans hedging electricity and gas prices in the CPV Group’s conventional power plants, which are intended to reduce changes in the gross margin of the CPV Group resulting from changes in the commodity prices in the energy market. The purpose of the hedging plans is to fix the energy margin (in certain scopes that were determined at every date / for every project, based on each project’s specific characteristics) through an undertaking in agreements hedging the gas prices and the electricity prices, generally for short periods, as at the publication date of the report mostly up to about one year – this being in the hedging agreements of the RPO type that were signed by some of CPV’s power plants and that are intended to assure minimum cash flows for purposes of servicing the debt39. The increase in the prices during the period of the report and thereafter was offset by hedging agreements for the active power plants for 2021. In addition, increase in the forward energy prices led to a request to deposit additional collaterals under the hedging agreements in the Shore, Maryland, Towantic and Fairview power plants, in the cumulative amount of (in respect of 100% of the power plants) of about $111.5 million as at September 30, 2021, in order to ensure compliance with the liabilities pursuant to the hedging agreements (such as, purchase of gas, sale of electricity and generation activities). For purposes of provision of the additional collaterals working capital credit facilities of the said power plants were utilized. In the estimation of the CPV Group, most of the said collaterals are expected to be released back to the companies up to the second quarter of 202240.

38 That stated regarding the impacts of the natural gas prices on the profitability of the CPV Group is “forward‑looking” information, as it is defined in the Securities Law, which is based on estimates of the CPV Group in accordance with the characteristics of its activities on the publication date of the report only, and there is no certainty it will be realized. That stated could change due to various factors, including factors not under the control of the CPV Group.
[39]
In some of the existing power plants there are also hedging agreements of the RPO type that were signed as part of the financial closing. For additional details – see Note 3D(7) to the Interim Statements.

[40]
That stated above regarding release of the collaterals and/or the expected release date constitute “forward‑looking” information as it is defined in the Securities Law, which is based on the estimate of the CPV Group as at the date of the report, and regarding which there is no certainty it will be realized. That stated depends on, among other things, the conditions of conditions of the market and/or other arrangements with the parties to the relevant hedging agreements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter:

A.	(Cont.)

In addition to that stated, the CPV Group’s profitability is impacted by the capacity of the power plant and as a practical function of the current operation and maintenance work, along with planned and unplanned maintenance. In September 2021, the Valley power plant entered into maintenance work for a period of about 20 days, which had a negative impact on the plant’s results.

Energy prices

In the nine months and three months ended on September 30, 2021, the electricity prices rose in the markets in which the CPV Group operates, compared with the corresponding periods last year. Most of the increase stems from an increase in the natural gas prices, an increase in demand in 2021 and relatively hot weather in the summer months.

The following table summarizes the average electricity prices in each of the main markets in which the projects of the CPV Group are active in the nine‑month and three‑month periods ended September 30, 2021 and 2020. The prices are denominated in dollars per megawatt hour:

	For the nine months ended		For the three months ended
	September 30		September 30
	(MW/h)		(MW/h)
Region	2021	2020	2021	2020

PJM West (Shore and Maryland)	$33.70	$20.24	$41.77	$22.75
PJM AD Hub (Fairview)	$33.79	$20.43	$41.22	$23.04
NY‑ISO Zone G (Valley)	$37.16	$18.98	$42.92	$20.99
ISO‑NE Mass Hub (Towantic)	$41.21	$21.04	$44.85	$22.70

Note:	The average electricity prices are based on Day‑Ahead prices as published by the relevant ISO.

The following table summarizes the average gas prices in each of the main markets in which the projects of the CPV Group are active in the nine‑month and three‑month periods ended September 30, 2021 and 2020. The gas prices rose in the nine‑month and three‑month periods ended September 30, 2021 compared with the nine‑month and three‑month periods ended September 30, 2020 due to, among other things, increased demand for electricity in the United States, an increase in the global demand for natural gas, an increase in demand for liquid natural gas from the United States, stagnation in production of natural gas and low inventory levels of natural gas compared with prior years (the prices are denominated in dollars per MMBtu).

	For the nine months ended September 30		For the three months ended September 30
Region	2021	2020	2021	2020

TETCO M3 (Shore, Valley)	3.11	1.55	3.75	1.45
Transco Zone 5 North (Maryland)	3.56	1.87	3.77	1.97
TETCO M2 (Fairview)	2.78	1.33	3.52	1.11
Dominion South (Valley)	2.74	1.38	3.54	1.23
Algonquin (Towantic)	3.93	1.75	3.86	1.52

Source: The average gas prices are based on Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

A.	(Cont.)

            Capacity payments

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities. The next tender relating to the June 2023 through May 2024 generation year is expected to take place in the first quarter of 2022.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to CPV’s projects and in the general market (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Plants[41]	[42]2022/2023	2021/2022	2020/2021
PJM – RTO (“General Market”)	–	50	140	76.53
PJM MAAC	Fairview, Maryland, Maple Hill	95.79	140	86.04
PJM EMAAC	Shore	97.86	165.73	187.77

Source: PJM

41 The Three Rivers project, which is presently under construction, did not participate in the capacity tender, and is expected to participate in the capacity tender starting from the 2023–2024 capacity year.
42 As determined in capacity tenders in June 2021, as stated in the Report of the Company’s Board of Directors dated June 30, 2021 (Reference No.: 2021‑01‑070297).

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

A.	(Cont.)

NYISO market

Similar to the PJM market, in the NYISO market availability (capacity) payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (May through October) and in the fall for the upcoming winter (November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. Power plants are permitted to assure the capacity payments in the seasonal tender, the monthly tender or through bilateral sales. The Valley power plant is in Area G (Lower Hudson Valley).

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market. It is noted that the actual capacity prices for Valley are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market (the prices are denominated in dollars per kilowatt per month):

Sub-Area	CPV Plants	Summer Winter 2021/2022	Summer 2021	Summer Winter 2020/2021	Summer Winter 2020
NYISO Rest of the Market	-	1.00	4.09	0.10	2.71
Lower Hudson Valley	Valley	1.01	4.56	0.23	3.07

Source: NYISO

ISO‑NE market

The ISO‑NE permits availability (capacity) payments as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. Forward capacity tenders are made three years in advance for the capacity year. In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the Forward tenders. As stated in Section 17.2.1 of Part A of the Periodic Report for 2020, when Towantic entered into the capacity market, the project assured a fixed capacity payment for seven years which is granted to new players. Payment of the capacity, as stated, will apply up to May 2025 and participation is expected in a tender for the period from June 2025 through May 2026, which is expected to be held in the first quarter of 2022.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

B.
In November, 2021, the U.S. Congress approved the Bipartisan Infrastructure Law, which was signed by the President of the United States (“the Infrastructure Law”). The Infrastructure Law is the first part of legislation (having two parts), which addresses numerous sectors in the U.S. economy, including, transportation, construction and energy. A significant part of the Infrastructure Law deals with expansion of transmission and R&D infrastructures relating to technologies, capture of carbon and sequestration of hydrogen, strengthening the grid and energy effectiveness. The second part of the legislation, known as the “Building Back Better Act”, includes a number of proposals regarding expansion of generation facilities using renewable energy by means of “refundable tax credits”[43] and a tax credit for carbon capture (“the BBB Law”). The BBB Law was approved by the U.S. Senate in August 2021 and as at the publication date of the report it is being deliberated in the House of Representatives, and its “price tag” is estimated at about $3.5 trillion. As at the publication date of the report, there is uncertainty regarding passage of the BBB Law and its content, in light of issues that are still being discussed. The said legislation and regulation could have a material impact on the demand for electricity by means of advancement of reduced‑carbon transportation and economy and concurrently raising the standards for generation of electricity using clean energy.[44]

C.
Changes in the costs in the production and supply chain of equipment for the projects: in 2021, including in the period of the report and thereafter, due to high global demand for raw materials, and shipping and delivery, on the one hand, and limited production capacity and limited shipping and delivery capacity, on the other hand, there has been a significant increase in costs in the production and supply chain. In general, prices of raw materials for the generation facilities rose, as did the shipping and delivery costs. To the extent this trend continues, there could be an impact on the cost of the inputs for the CPV Group. At the present time, there is no certainty regarding the duration or the extent of the trend and, accordingly, the CPV Group is not able to predict with any degree of certainty and precision the impact thereof on the Company’s activities.

D.
The increasing demand for renewable energy in the PJM, MISO and SPP electricity markets, led to an increase in demand for connections to the grid and requests for connection surveys of solar projects to the grid. This demand creates a burden and causes a slowdown in the connection process and could impact the process and rate of the progress of the projects.

43 It is noted that an arrangement as stated (to the extent it is determined and subject to the final arrangements) is expected to permit renewable energy projects to enjoy the tax benefits in cash with no need for a Tax Equity partner.
[44]
The Company’s above estimate regarding changes in the area of activities constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the Company’s said estimates as at the publication date of the report only and on publicly‑known data and which is dependent and contingent on various factors.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

E.
Further to that stated in Section 17.2 to Part A in the Periodic Report for 2020, in connection with an advanced development project of the CPV Group, in May 2021, a commencement order was issued for the construction work on the Maple Hill project using solar energy, to the project’s construction contractor. On this date, among other things, a construction agreement (EPC) was signed and rights in the project’s lands were acquired. For additional details relating to the project – see that stated in Section 2 above and the Immediate Report dated May 12, 2021 (Reference No.: 2021‑01‑083409). In June 2021, the project participated for the first time in capacity tenders in the PJM market, and it will be entitled to capacity payments, as shown in the table above. In August 2021, Maple Hill signed an agreement with a third party whereby a financial accounting will be made between the parties based on 48% of the amount of the electricity generated by the Maple Hill power plant for a period of 10 years from the operation date. The balance of the electricity generated (52%) is expected to be sold in the market or under a separate agreement for sale of electricity in the future[45]. As at the date of this report, the CPV Group had signed a document of principles with a “tax partner” with respect to an investment in the project of about $40 million, where as at the date of this report the undertaking is subject to completion of the negotiations and signing of binding agreements. The said tax partner is expected to enjoy most of the tax benefits relating to the project, which consist mainly of investment tax credits (ITC) and deprecation deductions for tax purposes, along with participation in a proportionate amount (to be agreed upon) of the cash flows that are free (available) for distribution. The entitlement to participate in part of the said free cash flows is effective up to reaching a certain investment period of the tax partner as will be determined in the agreement. After reaching the said period, the share of the tax partner in the income and cash flows will decline to a minimal rate. It is emphasized that the CPV Group has not yet signed a final agreement, as stated, and therefore there is no certainty that such an agreement will ultimately be signed or what its terms will be, including what will be the scope of the investment in accordance with that stated (if ultimately signed). As at the date of this report, the expected cost of the investment in the project has increased compared with the cost expected as at June 30, 2021, where the said increase stems partly from a change in the structure of the expected undertaking with a tax partner that is expected to permit a potential increase in development fees to the benefit of the CPV Group (as at the date of the report the development fees are estimated at about $35 million and are included in the above amount), and partly from an increase in the equipment costs and additional expected costs[46]. For additional details relating to the project, including material agreements signed as at the publication date of the report – see Note 9K(4) to the Interim Statements.

F.
Further to that stated in Section 17.8 to Part A in the Periodic Report for 2020, in August 2021, Keenan signed a financing agreement with a number of financial entities, including a term loan and accompanying credit frameworks. Concurrent with completion of the financing agreement, as stated, Keenan repaid the prior financing it took out in 2014. For additional details – see the Company’s Immediate Report dated August 8, 2021 (Reference No.: 2021‑01‑162437) and Note 9K(3)(d) to the interim statements.

G.
In September 2021, the financial investors, which hold cumulatively (indirectly) about 30% of the rights in the CPV Group, approved their participation in an additional investment commitment in the development and expansion of the CPV Group – each one based on its proportionate share (where in addition to the Company’s share (70%)), the additional investment is in the aggregate amount of about $400 million. For additional details – see the Company’s Immediate Report dated September 19, 2021 (Reference No.: 2021‑01‑147864) and Note 9J to the Interim Statements.

H.
In October 2021, the Company completed an issuance of shares by means of an offer of rights, among other things, in connection with development and expansion of the Company’s activities in the United States, as stated in the shelf offer report published by the Company in September 2021. The proceeds for the rights exercised amounted to about NIS 328.5 million (gross). For details – see Section 13 of this report and Note 9B(9) to the Interim Statements.

I.
In October 2021, the CPV Group signed agreements for acquisition of all of the rights in two solar projects that are in various stages of development, with an aggregate capacity of about 458 MWdc in Kentucky (about 98 MWdc), Illinois (about 360 MWdc) in the United States (“the Acquisition” and “the Projects”, respectively). Concurrent with signing of the agreements, completion of acquisition of the rights in the Projects was executed by the CPV Group.

[45]
That stated constitutes “forward‑looking” information, regarding which there is no certainty it will be realized or the manner of its realization. As at the date of the report, a project under construction is involved and completion of the project in accordance with that stated above is subject to conditions that have not yet been fulfilled.

[46]
That stated with respect to the amount of the development fees to the benefit of the CPV Group is “forward‑looking” information that is based on the estimates of the CPV Group as at the date of the report, and that are subject to the final terms that will be determined, if determined, in a binding agreement with the tax partner, which has not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

I.	(Cont.)

In exchange for acquisition of the rights in the Projects, on the completion date of the Acquisition the amount of about $9 million was paid to the seller, where the transaction includes contingent consideration, which together with the amount paid on the closing date, as stated, could amount to about $46 million. The contingent consideration is to be paid in increments subject to reaching development milestones in the Projects. Upon their acquisition, the Projects were added to the backlog of development project of the CPV Group using solar technology.

As at the publication date of the report, the Projects hold rights in land and have submitted requests for connection to the grid, and in the estimation of the CPV Group, subject to completion of the various development stages, including assurance of the financing required for the development, they are expected to ripen into the development stage in the second half of 202347.

The Projects are located in the PJM market.

J.
As part of its strategy of expanding its activities in the area of renewable energy (as stated in, among other places, Section 17.13 of Part A of the Periodic Report for 2020), the CPV Group is considering entry into Offshore Wind projects (wind energy at sea) in the United States, and in this regard it is examining opportunities in this area in the geographical locations of its activities. In the estimation of the CPV Group, the Offshore Wind area in the United States is expected to grow significantly in the next decade, mainly along the east coast. As part of the policy to reduce emissions, the Biden administration has set a target of installed capacity of 30 GW of Offshore Wind projects by 2030. The CPV Group’s intention is to take action to initiate, finance, develop, construction and operate projects in this area, including by means of a joint venture with financial and other investors. In this connection, it is noted that the CPV Group has entered into the preliminary financing stage in the competitive process for acquisition of rights in an area designated for construction of an Offshore Wind facility located along the New York coastlines, which includes 8 land sections with a total expected capacity of more than 6,000 megawatts coastlines[48].

K.
For details regarding repayment of a seller’s loan in respect of a project under construction, which was provided as part of completion of the transaction for acquisition of the CPV Group – see the Company’s Immediate Report dated October 31, 2021 (Reference No.: 2021‑01‑161151) and Note 7A to the Interim Statements.

[47]
That stated above with reference to the start date of the construction of the projects constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the estimates of the CPV Group as at the date of the report. Completion of the projects is subject to completion of the development stages, which at the present time have not yet been completed. The development stages include, among other things, completion of the licensing processes, signing agreements with main suppliers (construction contractor and supply of equipment) and with a “tax partner”, assurance of connection to the grid and signing a connection agreement and assuring the commercial structure of the Projects.

48 That stated in this Section regarding the estimates of the CPV Group and its plans constitutes, as well as with respect to the expected capacity of the project referred to above, “forward‑looking” information and there is no certainty it will materialize. In addition, as at the publication date of the report, there is no certainty regarding participation in the competitive process and/or regarding the expected capacity of the project (if it is ultimately advanced).

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

L.
Further to that stated in Section 17.8 to Part A of the Periodic Report for 2020, in May 2021, Maryland signed an extension of the credit framework agreement of the Term Loan B type, relating to the project. As part of replacement of the credit agreement, Maryland signed a loan agreement, in the amount of about $350 million, and accompanying frameworks, in the amount of about $100 million. For details – see Note 7C to the Interim Statements.

M.
Further to that stated in Section 17.2 to Part A of the Periodic Report for 2020, in connection with a wind energy power plant having a capacity of 152 megawatts (Keenan) (in this Section – “the Project”), which is held at the rate of 70% as at the date of the Periodic Report for 2020, by the CPV Group, on April 7, 2021 an agreement was signed for acquisition of the balance of the rights in the Project by the CPV Group (that is, the remaining 30%). For additional details – see Note 9K(6) to the Interim Statements.

N.
Further to that stated in Section 17.2 to Part A of the Periodic Report for 2020, in connection with projects in advanced development of the CPV Group, in April 2021 an agreement was signed for sale of electricity (PPA) in the wind energy project Rogue’s Wind for sale of all the Project’s energy, availability (capacity) and Renewable Energy Certificates (RECs) of the project. For details – see that shown in the above table.

The construction cost of the project, including initiation fees to the CPV Group estimated at about $11 million, is about $257 million. As at the date of this report, the expected cost of the investment in the project has risen compared with the expected cost as at June 30, 2021, where the said increase stems mostly from an increase in the expected costs of the wind turbine for the power plant, shipping and delivery costs, an increase in the construction budget and the costs of upgrading the transmission network. It is noted that part of the increase in the costs of upgrading the transmission network is expected to be compensated for in the framework of the price adjustments in accordance with the price formula in the project’s PPA agreement. It is clarified that that stated in the table is subject to additional adjustments, including due to a global increase in the equipment and shipping prices, as is visible in the past months, and/or other costs.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

O.
The Coronavirus: as stated in Section 17.14.11 to Part A of the Periodic Report for 2020, the spread of the Coronavirus has a significant impact on the business activities in the United States and worldwide. During the Coronavirus crisis, the activities of the power plants of the CPV Group are continuing while making adaptations, such as, changes in the shifts of workers, change in the timetables for performance of the maintenance work, transfer of employees to working remotely, etc. In addition, the CPV Group is continuing to make adaptations for purposes of information security at the power plants. Furthermore, the Coronavirus crisis impacted the availability of suppliers and on the sectors involved in the development activities of the CPV Group. At this date, there is no certainty relating to the duration of the Coronavirus crisis, its force (scope) and its impacts on the markets or on factors relating to CPV’s activities, and therefore the CPV Group is not able to estimate with any degree of certainty and completeness the impact of the Coronavirus crisis, and event of the outbreak of the virus and the (possible) spread thereof at the power plants of the CPV Group or restrictions on conducting business in the areas in which it operates, as well as the measures taken and that will be taken worldwide as a result thereof – which has impacted the economy and commodity markets in the U.S., in general, and the prices of electricity and natural gas, in particular – could impact CPV’s activities (even significantly), thwart completion of the construction of projects (as detailed in Section 2 above) and the progress of development of the development projects of the CPV Group, and could also impact its ability to actually commence execution of its future projects. For details – see Note 1B to the Interim Statements.

For additional details regarding the area of the Company’s activities in the United States – see the Report of the Board of Directors below and the notes to the Interim Statements that are attached to this report.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.  Financial Position as at September 30, 2021 (in millions of NIS)

Category	9/30/2021	12/31/2020	Analysis

Current Assets

Cash and cash equivalents	1,565	200
Most of the increase stems from withdrawal of deposits and restricted cash, in the amount of about NIS 1,815 million, investments received from holders of non‑controlling interests (financial investors) in the CPV Group, in the amount of about NIS 727 million, issuance of debentures (Series C), in the amount of about NIS 842 million (net of issuance expenses), issuance of shares for net proceeds of about NIS 365 million, and withdrawals under the project financing agreements in Israel and in the United Stated, in the amounts of about NIS 262 million and about NIS 333 million, respectively. In addition, there was an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 264 million.

This increase was partly offset by cash used for acquisition of the CPV Group, in the amount of about NIS 2,140 million, cash used for investments in projects in Israel and the U.S., in the amounts of about NIS 285 million and about NIS 214 million, respectively, and current debt repayments (including interest) in Israel and the U.S., in the amounts of about NIS 197 million and about NIS 407 million, respectively.

For additional information – see the Company’s condensed consolidated statements of cash flows in the Interim Statements.

Short-term deposits	–	1,607
The decrease stems from withdrawal of the deposits for purposes of acquisition of the CPV Group. For details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements.

Short-term deposits and restricted cash	125	207
Most of the decrease derives from release of collaterals in respect of hedging transactions, in the amount of about NIS 86 million, and release of collaterals, which were used for provision of bank guarantees in Israel, in the amount of about NIS 67 million (for additional details – see Note 9B to the Interim Statements).

This decrease was partly offset by a reclassification to short term of a debt service reserve in Rotem in the amount of about NIS 72 million. The reclassification was made in light of the early repayment of the full balance of the outstanding credit of Rotem in October 2021. For additional details – see Note 10A to the Interim Statements.

It is noted that in October 2021, in light of the early repayment of Rotem’s debt, balances of restricted cash were released, in the amount of about NIS 125 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.          Financial Position as at September 30, 2021 (in millions of NIS)

Category	9/30/2021	12/31/2020	Analysis

Current Assets (Cont.)

Trade receivables and accrued income	177	153
Most of the increase stems from an increase of about NIS 28 million due to the first‑time consolidation of the CPV Group and an increase of about NIS 17 million in accrued income deriving from sale of energy in the virtual supply framework (for additional details – see Note 9B(6) to the Interim Statements). On the other hand, there was decrease in accrued income in Israel, in the amount of about NIS 13 million, mainly as a result of the impact of the seasonal factor on the sales and reduction of the generation component (as described in Note 9A(1) to the Interim Statements) and from a decrease in balance of the trade receivables in the United States (after the initial consolidation of the CPV Group), in the amount of about NIS 11 million, due to collection of an annual debt.

Receivables and debit balances	145	63
Most of the increase, in the amount of about NIS 39 million, is due to the first‑time consolidation of the CPV Group, and in light of making deposits in connection with project under construction in the United States, in the amount of about NIS 25 million. In addition, as at September 30, 2021, the amount includes the balance of the receivables, in the amount of about NIS 9 million, in respect of the compensation receivable due to the delay in the commercial operation on the part of Energean (for further details – see Note 9D(3) to the Interim Statements) and the balance, in the amount of about NIS 13 million, in respect of an early close‑out of an interest SWAP contract in light of execution of the early repayment of the entire balance of Rotem’s outstanding credit (for further details – see Note 10A to the Interim Statements).

Short-term derivative financial instruments	1	–

Total current assets	2,013	2,230

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2021 (in millions of NIS) (Cont.)

Category	9/30/2021	12/31/2020	Analysis

Non-Current Assets

Long-term deposits and restricted cash	66	231
Most of the decrease stems from release of collaterals in respect of interest SWAP contracts (as described in Note 22D to the consolidated financial statements for 2020), in the amount of about NIS 35 million, release of a collateral, in the amount of about NIS 53 million, which was designated to secure a bank guarantee (for additional details see – Note 15D(4) to the consolidated financial statements for 2020) and Note 9B to the Interim Statements). In addition, there was a decrease of about NIS 72 million stemming from reclassification to short term of a debt service reserve in Rotem. The reclassification was made in light of early repayment of the full balance of the outstanding credit of Rotem in October 2021. For additional details – see Note 10A to the Interim Statements.

Long-term prepaid expenses and receivables	180	143
Most of the increase stems from construction of infrastructures in Zomet, in the amount of about NIS 21 million, and a loan to an associated company in the United States, in the amount of about NIS 16 million. In addition, there was an increase, in the amount of about NIS 4 million, due to the first‑time consolidation of the CPV Group.

Investments in associated companies	1,851	–
Most of the increase is the result of acquisition of the CPV Group. For additional details regarding investments in associated companies – see Sections 1 and 6 to this Report and Notes 6 and 7 to the Interim Statements.

Deferred tax assets, net	120	24
An increase of about NIS 78 million stemming from an increase in the loss for tax purposes in Israel, mainly in light of the early repayment in Rotem (for additional details – see Note 10A to the Interim Statements), and an increase of about NIS 18 million resulting from acquisition of and the activities of the CPV Group.

Long-term derivative financial instruments	31	1	The balance as at September 30, 2021 includes mainly interest SWAP contracts in Israel (about NIS 22 million) and in the U.S. (about NIS 3 million), which are measured at fair value.

Property, plant and equipment	3,278	2,665
Most of the increase stems from investments in the Zomet project, in the amount of about NIS 289 million, an increase of about NIS 180 million stemming the first‑time consolidation of the CPV Group, investments in projects under construction in the CPV Group, in the amount of about NIS 186 million, investments in projects involving energy generation facilities located on the consumer’s premises, in the amount of about NIS 32 million, and investments in additional projects in Israel, in the amount of about NIS 23 million.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 99 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2021 (in millions of NIS) (Cont.)

Category	9/30/2021	12/31/2020	Analysis

Non-Current Assets (Cont.)

Right-of use assets	300	276	Most of the increase derives from the first‑time consolidation of the CPV Group.

Intangible assets	673	5
As at September 30, 2021, the balance represents mainly the amount of about NIS 333 million, in respect of an agreement for sale of electricity in the Keenan project, and the amount of about NIS 335 million relates to goodwill created in light of acquisition of the CPV Group.

Total non-current assets	6,499	3,345

Total assets	8,512	5,575

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2021 (in millions of NIS) (Cont.)

Category	9/30/2021	12/31/2020	Analysis

Current Liabilities

Current maturities of long-term liabilities	1,385	149
Most of the increase, in the amount of about NIS 1,019 million, derives from reclassification to short term of the balance of the unpaid credit of Rotem in light of the early repayment in October 2021, and an increase, in the amount of about NIS 244 million, stemming from Rotem’s obligation to pay an early repayment fee due to repayment of the balance of the credit as stated. For additional details – see Note 10A to the Interim Statements. In addition, the increase stems from update of current maturities of loans and debentures in Israel in accordance with the repayment schedule, in the amount of about NIS 48 million, and an increase of about NIS 21 million, due to the first‑time consolidation of the CPV Group, and an increase of about NIS 40 million from update of current maturities in the United States.

This increase was partly offset by repayment of the project credit in Israel based on the repayment schedule, in the amount of about NIS 96 million, repayment of debentures (Series B) of the Company, in the amount of about NIS 22 million, and payment of the project credit in the United States, in the amount of about NIS 21 million.

Trade payables	359	298
Most of the increase derives from an increase in the balance with the Zomet construction contractor, in the amount of about NIS 58 million, an increase of about NIS 18 million due to the first‑time consolidation of the CPV Group, and an increase, in the amount of about NIS 17 million, deriving from acquisition of energy in virtual supply framework (for additional details – see Note 9B(6) to the Interim Statements).

This increase was partly offset by a decrease stemming from a decrease in the balance of Israel Electric Company, in the amount of about NIS 35 million, mainly due to timing differences and a decrease in the scope of electricity purchases from Israel Electric Company.

Payables and other credit balances	73	96
Most of the decrease derives from a decrease in the accrued expenses, in the amount of about NIS 42 million (mainly in light of payment of transactions costs relating to acquisition of the CPV Group).

This decrease was partly offset by an increase, in the amount of about NIS 12 million, due to the first‑time consolidation of the CPV Group, and an increase of about NIS 8 million relating to payables relating to salary and salary‑related expenses in the CPV Group.

Short-term derivative financial instruments	36	126
Most of the decrease stems from repayment of hedging transactions that served to hedge the Company’s investment in acquisition of the CPV Group. For additional details – see Note 22D to the consolidated financial statements for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2021 (in millions of NIS) (Cont.)

Category	9/30/2021	12/31/2020	Analysis

Current Liabilities (Cont.)

Current maturities of lease liabilities	57	45
Most of the increase stems from an increase in the balance of Zomet’s liabilities in respect of capitalization fees for the land, in the amount of about NIS 7 million, this being in light of a refund received from Israel Lands Authority in March 2021 (for additional details – see Note 9C(1) to the Interim Statements). In addition, there was an increase of about NIS 3 million due to the first‑time consolidation of the CPV Group.

Current taxes payable	1	–

Total current liabilities	1,911	714

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2021 (in millions of NIS) (Cont.)

Category	9/30/2021	12/31/2020	Analysis

Non-Current Liabilities

Long-term loans from banks and others	1,745	1,851
The decrease, in the amount of about NIS 1,019 million, derives from reclassification to short term of the balance of the outstanding credit of Rotem in light of the early repayment in October 2021. For additional details – see Note 10A to the Interim Statements. There was an additional decrease stemming from update of current maturities of Hadera’s senior debt, in the amount of about NIS 27 million.

On the other hand, as at September 30, 2021, the balance includes long‑term loans of the CPV Group, in the amount of about NIS 649 million, where the amount of about NIS 175 million, is in respect of a seller’s loan that was repaid in October 2021 (for additional details – see Notes 6 and 7A to the Interim Statements), the amount of about NIS 291 million in respect of the new financing agreement of the Keenan project (for additional details – see Note 3K(3)(d) to the Interim Statements) and, for purposes of acquisition of the CPV Group, a loan was received from the holders of non‑controlling interests, which as at the date of the report amounts to about NIS 183 million. In addition, there was an increase stemming from a withdrawal in the framework of the Zomet Financing Agreement, in the amount of about NIS 262 million, and an increase in the linkage differences in respect of the senior debt of Rotem and Hadera, in the amount of about NIS 34 million.

Debentures	1,788	952
The increase stems from issuance of debentures (Series C) of the Company, in the amount of about NIS 842 million (net of issuance expenses). For additional details – see Note 9B(8) to the Interim Statements. In addition, there was an increase in the linkage differences in respect of the debentures (Series B), in the amount of about NIS 16 million.

This increase was partly offset by a decrease stemming from update of the current maturities of the debentures (Series B), in the amount of about NIS 22 million.

Long-term lease liabilities	42	14	The increase is due to the first‑time consolidation of the CPV Group.

Long-term derivative financial instruments	1	22	As at December 31, 2020, the balance represents mainly the fair value of interest SWAP contracts in the Company.

Other long-term liabilities	77	2
As at September 30, 2021, the balance represents mainly the obligations recorded as a result of acquisition of the CPV Group, where about NIS 34 million is in respect of an equity compensation benefit for employees of the CPV Group, the amount of about NIS 19 million is in respect of an obligation relating to clearance and removal in the Kennan project and about NIS 22 million relates to deferred liabilities of additional projects in the United States.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at September 30, 2021 (in millions of NIS) (Cont.)

Category	9/30/2021	12/31/2020	Analysis

Non-Current Liabilities (Cont.)

Liabilities for deferred taxes, net	370	309
The increase, in the amount of about NIS 21 million, is due to acquisition of the activities of the CPV Group, and an increase of about NIS 40 million stemming from update of the deferred taxes as a result of recording of deferred taxes relating to temporary differences in Israel.

Total non-current liabilities	4,022	3,150

Total liabilities	5,933	3,864

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS)

–
The Group’s activities are subject to seasonal fluctuations. For additional details regarding seasonal impacts – see Note 1A to the Interim Statements. The said seasonal impact also impacted the results of the Company’s activities in Israel and in the United States in the period of the report. In Israel, the third quarter of 2021 includes two months of the summer tariffs, which are higher than the average tariffs for the year. In the U.S, the third quarter of 2021 is characterized by the summer months with higher‑than‑average demand for electricity. In the U.S., the summer months in 2021 were hotter than the average and the demand for average was a bit higher than the average.

–	The results of the associated companies in the U.S. are presented in the category “Company’s share in income (losses) of associated companies”.

–
It is noted that the results of the CPV Group are consolidated in the Company Interim Statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021. For details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements.

–	For an analysis of proforma data – see Note 8 below.

	For the
	Nine Months Ended
Category	9/30/2021	9/30/2020	Analysis

Revenues from sales in Israel	1,025	978	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Revenues from sales and provision of services in the U.S.	123	–
The result stems from activities of the CPV Group. Revenues from sale of electricity from the power plant in the Keenan project (which is included in the financial statements) amount to about NIS 59 million, and revenues from provision of management services amount to about NIS 64 million. It is noted that these revenues do not include revenues of projects that are not controlled by the CPV Group that are presented in the results of associated companies.

Cost of sales (less depreciation and amortization) in Israel	722	702	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales and provision of services (less depreciation and amortization) in the U.S.	55	–
The results stem from activities of the CPV Group. The total cost of the sales and provision of services in the U.S. includes expenses in the amount of about NIS 16 million in respect of operating costs and about NIS 38 million in respect of expenses for salaries and provision of services.

Depreciation and amortization in Israel	103	80	Most of the increase stems from an increase in depreciation expenses of the Hadera Power Plant, in the amount of about NIS 20 million, as a result of the commercial operation in July 2020.

Depreciation and amortization in the U.S.	28	–	The result stems from activities of the CPV Group in respect of depreciation in the Keenan project.

Gross profit	240	196

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS) (Cont.)

	For the
	Nine Months Ended
Category	9/30/2021	9/30/2020	Analysis

Administrative and general expenses in Israel and headquarters expenses	56	38
Most of the increase stems from an increase in salary expenses and headquarters expenses, in the amount of about NIS 12 million (which includes about NIS 3 million of non‑cash equity remuneration), in light of, among other things, expansion of the Company’s activities, and insurance costs in Hadera, in the amount of about NIS 4 million.

Administrative and general expenses in the U.S.	86	–
The result stems from activities of the CPV Group. The administrative and general expenses in the U.S. include equity compensation of about NIS 34 million, salary expenses of about NIS 25 million, and office maintenance and professional services, in the amount of about NIS 25 million.

Share in income of associated companies in the United States	23	–
The result stems from acquisition of the CPV Group. The result includes a loss of about NIS 48 million (before taxes) in respect of changes in the fair value of derivative financial instruments in hedge plans in the CPV Group (for additional details regarding the results of associated companies – see Section 6 below and Note 7 to the Interim Statements).

Transaction expenses in respect of acquisition of the CPV Group	2	4

Business development expenses in Israel	1	6	Most of the decrease stems from the start of capitalization of expenses to projects under construction.

Business development expenses in the U.S.	3	–

Other (expenses) income in Israel	(1)	1

Other expenses in the U.S.	(39)	–	The result stems from acquisition of the balance of the rights of the tax‑equity partner in the Keenan project (for details – see Note 9K(6) to the Interim Statements).

Operating income	75	149

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS) (Cont.)

	For the
	Nine Months Ended
Category	9/30/2021	9/30/2020	Analysis

Financing expenses, net, in Israel	(348)	(83)
Most of the increase stems from a non‑recurring early repayment loss, in the amount of about NIS 244 million, due to execution of early repayment of the full balance of the outstanding credit of Rotem in October 2021 (for additional details – see Note 10A to the Interim Statements). In addition, there was an increase in interest expenses and linkage differences on Hadera’s senior debt, in the amount of about NIS 20 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction and an increase stemming from interest and linkage differences on debentures, in the amount of about NIS 14 million (mainly as a result of an increase in linkage differences).

This increase was partly offset by a decrease in the financing expenses stemming from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 16 million, and financing income recorded in 2021 as a result of interest SWAP contracts (the non‑effective part), in the amount of about NIS 3 million.

Financing expenses, net, in U.S.	(15)	–
The result stems from acquisition of the CPV Group. The financing expenses, net, in the U.S. include interest expenses of about NIS 20 million, financing expenses stemming from the impacts of the changes in the dollar/shekel exchange rate, in the amount of about NIS 4 million, and financing income stemming from amortization of excess cost, in the amount of about NIS 10 million, as a result early repayment of the balance of the credit in Keenan.

Income (loss) before taxes on income	(288)	66

Taxes on income (tax benefit) in Israel	(41)	26	The decrease derives from lower results in Israel in the first nine months of 2021 compared with the corresponding period last year.

Tax benefit in the U.S.	(32)	–	The result stems from activities of the CPV Group.

Income (loss) for the period	(216)	40

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS) (Cont.)

	For the
	Nine Months Ended
Category	9/30/2021	9/30/2020	Analysis

Elimination of the fair value of derivative financial instruments	48	–	Derivative financial instruments that are used for hedging plans of the CPV Group as described in Part 4A of this Report.

Elimination of loss in respect of acquisition of rights of the tax partner in Keenan	39	–	For additional details – see Note 9K(6) to the Interim Statements.

Elimination of loss in respect of early repayment of loans	244	–	For additional details – see Note 10A to the Interim Statements.

Elimination of tax impact in respect of the adjustments	(79)	–

Adjusted net income[49]	36	40

Income (loss) attributable to:
The owners of the Company	(169)	20
Non-controlling interests	(47)	20

Adjusted net income attributable to:
The owners of the Company	26	20
Non-controlling interests	10	20

49 It is emphasized that “adjusted income” as stated in this report is not a recognized data item under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that financial indices that are not in accordance with IFRS accounting standards that have similar names are calculated by other companies in a manner different than their calculation by the Company. “Adjusted income” should not be viewed as a substitute for net income attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income” are different than those used by other companies. In addition, other companies might use other indices for purposes of evaluating their performance, and thereby reducing the comparability of the Company’s indices that are not in accordance with IFRS. Nonetheless, the Company believes that the “adjusted income” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS)

	For the
	Three Months Ended
Category	9/30/2021	9/30/2020	Analysis

Revenues from sales in Israel	375	401	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Revenues from sales and provision of services in the U.S.	55	–
The result stems from activities of the CPV Group. Revenues from operation of the power plant in the Keenan project amount to about NIS 21 million, and revenues from provision of management services amount to about NIS 34 million. It is noted that these revenues do not include revenues of projects that are not controlled by the CPV Group that are presented in the results of associated companies.

Cost of sales (less depreciation and amortization) in Israel	243	289	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales and provision of services (less depreciation and amortization) in the U.S.	19	–
The result stems from activities of the CPV Group. The total cost of the sales and provision of services in the U.S. includes expenses in the amount of about NIS 6 million in respect of operating costs and about NIS 12 million in respect of expenses for salaries and provision of services.

Depreciation and amortization in Israel	35	33

Depreciation and amortization in the U.S.	9	–	The result stems from activities of the CPV Group in respect of depreciation in the Keenan project.

Gross profit	124	79

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	9/30/2021	9/30/2020	Analysis

Administrative and general in Israel and headquarters expenses	19	12
Most of the increase stems from an increase in salary expenses and headquarters expenses, in the amount of about NIS 5 million (which includes about NIS 2 million of non‑cash equity remuneration), in light of, among other things, expansion of the Company’s activities.

Administrative and general expenses in the U.S.	20	–
The result stems from activities of the CPV Group. The administrative and general expenses in the U.S. include salaries, in the amount of about NIS 9 million, and expenses for professional services and office maintenance, in the amount of about NIS 11 million.

Share in income of associated companies in Israel	1	–

Share in income of associated companies in the United States	74	–
The result stems from activities of the CPV Group. The result includes income of about NIS 42 million (before taxes) in respect of changes in the fair value of derivative financial instruments in hedge plans of the CPV Group (for additional details regarding the results of associated companies – see Section 6 below and Note 7 to the Interim Statements).

Transaction expenses relating to acquisition of the CPV Group	–	4

Business development expenses in the U.S.	2	–

Other expenses (income), net, in Israel	(1)	1

Operating income	157	64

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	9/30/2021	9/30/2020	Analysis

Financing expenses, net, in Israel	(285)	(36)
Most of the increase stems from a non‑recurring early repayment loss, in the amount of about NIS 244 million, due to execution of early repayment of the full balance of the outstanding credit of Rotem in October 2021 (for additional details – see Note 10A to the Interim Statements). In addition, there was an increase in interest expenses and linkage differences on Hadera’s senior debt, in the amount of about NIS 6 million (mainly as a result of an increase in the linkage differences).

This increase was partly offset by a decrease in the financing expenses stemming from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 4 million.

Financing expenses, net, in U.S.	(3)	–
The result stems from acquisition of the CPV Group. The financing expenses, net, in the U.S. include interest expenses, in the amount of about NIS 7 million, the financing expenses deriving from the impact of the changes in the dollar/shekel exchange rate, in the amount of about NIS 5 million, and financing income stemming from amortization of excess, in the amount of about NIS 10 million, due to early payment of the balance of the credit in Keenan.

Income (loss) before taxes on income	(131)	28

Taxes on income (tax benefit) in Israel	(44)	10	The tax benefit derives from lower results in Israel in the third quarter of 2021 compared with the corresponding quarter last year.

Taxes on income in the U.S.	19	–	The result stems from activities of the CPV Group.

Income (loss) for the period	(106)	18

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the nine‑month and three‑month periods ended September 30, 2021 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	9/30/2021	9/30/2020	Analysis

Elimination of the fair value of derivative financial instruments	(42)	–	Derivative financial instruments that are used for hedging plans of the CPV Group as described in Part 4A of this Report.

Elimination of loss in respect of early repayment of loans	244	–	For additional details – see Note 10A to the Interim Statements.

Elimination of tax impact in respect of the adjustments	(45)	–

Adjusted net income	51	18

Income (loss) attributable to:
The owners of the Company	(90)	10
Non-controlling interests	(16)	8

Adjusted net income attributable to:
The owners of the Company	39	10
Non-controlling interests	12	8

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines “EBITDA” as earnings (losses) before depreciation and amortization, changes in the fair value of derivative financial instruments, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA (including EBITDA after making adjustments as detailed below) data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance. The Company believes that these indices, which are not in accordance with IFRS, provide useful information to investors since that improve the comparability of the financial results between periods and provide greater transparency of the main indices used for evaluating the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies. In addition, other companies might use other indices for purposes of evaluation their performance, and thereby reducing the comparability of the Company’s indices that are not in accordance with IFRS.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Calculation of the EBITDA (in millions of NIS):

	For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2021	2020	2021	2020

Revenues from sales and provision of services	1,148	978	430	401
Cost of sales and provision of services (less
depreciation and amortization)	(777)	(702)	(262)	(289)
Administrative and general expenses (less depreciation
and amortization)	(137)	(36)	(37)	(11)
Transaction expenses relating to acquisition of the
CPV Group	(2)	(4)	–	(4)
Business development expenses	(4)	(6)	(2)	–
Other income (expenses)	(40)	1	(1)	1
Consolidated EBITDA*	188	231	128	98
Proportionate EBITDA of associated companies**	237	–	93	–
EBITDA (тotal consolidated and the
proportionate amount of associated companies)	425	231	221	98
Elimination of non-recurring expenses, net[50]	42	4	1	4
EBITDA (тotal consolidated and the
proportionate amount of associated companies)
after elimination of non-recurring expenses	467	235	222	102

*
Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements and commencing from the completion date of the acquisition of the CPV Group on January 25, 2021 (as stated in Section 1 above the Company does not hold full ownership of Rotem and the CPV Group).

**
Presented based on the rate of the holdings of the CPV Group in the associated companies commencing from the completion date of the acquisition of the CPV Group on January 25, 2021. For detail of the results of the associated companies – see Section 6 below.

50 Non‑recurring expenses, for the nine‑month period ended September 30, 2021 include mainly the amount of about NIS 39 million in respect of a loss recorded in light of acquisition of the balance of 30% of the rights in the Keenan project from a Tax Equity partner (for details – see Note 9A(6) to the Interim Statements).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Set forth below is the EBITDA data net of non‑recurring expenses broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis):

	Basis of presentation in the Company’s financial statements	For the
		Nine Months Ended		Three Months Ended
		September 30		September 30
		2021	2020	2021	2020

Rotem	Consolidated	232	239	93	88
Hadera	Consolidated	40	12	30	16
Headquarter and others in Israel*	Consolidated	(24)	(16)	(9)	(2)
Total in Israel including
headquarters		248	235	114	102

Keenan	Consolidated	38	–	13	–
Fairview	Associate	45	–	21	–
Towantic	Associate	70	–	26	–
Maryland	Associate	25	–	14	–
Shore	Associate	51	–	19	–
Valley	Associate	49	–	14	–
Headquarter and others in the	Consolidated and associates
United States*		(59)	–	1	–
Total in the United States		219	–	108	–

Total EBITDA (consolidated
and proportionate amount of
the associated companies		467	235	222	102

*
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 11 million and about NIS 4 million in the nine‑month and three‑month periods ended September 30, 2021, respectively.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel

Set forth below is detail of the Company’s revenues from sales in Israel (in NIS millions):

	For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2021	2020	2021	2020

Revenues from sale of energy generated to private
customers that was generated and/or purchased from
other generators[51] (1)	671	640	236	235
Revenues from sale of energy purchased at
the TAOZ (2)	21	59	5	47
Revenues from private customers in respect of
infrastructures services (3)	214	204	76	85
Revenues from sale of energy to the System
Administrator, including at cogeneration tariffs (4)	60	32	27	20
Revenues from sale of steam	42	43	14	14
Revenues from virtual supply	17	–	17	–
Total revenues	1,025	978	375	401

In Israel, the Company’s net revenues from the sale of electricity to its private customers stem mainly from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount from the tariff. The weighted‑average generation component tariff for 2021, as published by the Electricity Authority, is NIS 0.2526 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2020, the weighted‑average of the generation component tariff was NIS 0.2678 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. The reduction in the generation component has had a negative impact on the Company’s income in 2021 compared with 2020.

In addition, in September 2021 the Company commenced supplying electricity to customers through purchase of energy from the System Administrator that was purchased at a tariff that includes a component of the supplier’s tariff and SMP in the framework of the virtual supply.

For the nine‑month periods ended September 30, 2021 and 2020:

(1)
The increase stems from an increase in sales to private customers of energy produced due to the commercial operation of the Hadera Power Plant in July 2020, in the amount of about NIS 53 million and from an increase in availability (capacity) of the Rotem Power Plant in the amount of about NIS 15 million. On the other hand, there was a decrease, in the amount of about NIS 37 million, due to a decline in the generation component tariff.

(2)
A decrease of about NIS 42 million stemming from an increase in availability (capacity) at the Rotem Power Plant that caused by a decrease in the purchase of energy at the TOAZ rates, and as a result of adjusting the customer profile. On the other hand, there was an increase in sales of energy purchased for customers of Hadera, in the amount of about NIS 4 million.

51 Including during load reductions.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

For the nine‑month periods ended September 30, 2021 and 2020: (Cont.)

(3)
The increase derives from an increase in sales to private customers, in the amount of about NIS 23 million, due to the commercial operation of the Hadera Power Plant in July 2020. On the other hand, there was a decrease, in the amount of about NIS 7 million, due to a decline in the infrastructure tariffs in 2021, and a decline in revenues due to adjustment of the customer profile of Rotem’s customers, in the amount of about NIS 6 million.

(4)
Most of the increase is due to sale of energy at a cogeneration tariff of the Hadera Power Plant to the System Administrator, in the amount of about NIS 26 million, and an increase in sales of energy to the System Administrator from Rotem, in the amount of about NIS 2 million.

For the three‑month periods ended September 30, 2021 and 2020:

(1)
There was an increase in revenues from sales to customers stemming from an increase in availability (capacity) in the Rotem Power Plant, in the amount of about NIS 15 million, which was offset by a decline in revenues due to a decrease in the generation component tariff, in the amount of about NIS 14 million.

(2)
A decrease, in the amount of about NIS 39 million, stemming from an increase in availability (capacity) of the Rotem Power Plant that caused a decline in the purchase of electricity at the TOAZ tariff, and due to adjustment of the customer profile. In addition, there was a decline in sales of energy purchased for Hadera customers, in the amount of about NIS 3 million.

(3)
The decrease derives from a decrease, in the amount of about NIS 3 million, due to a decline in the infrastructure tariffs for 2021 and a decline in revenues as a result of adjustment of the customer profile of Rotem’s customers, in the amount of about NIS 6 million.

(4)
The increase is due to sales of energy at a cogeneration tariff of the Hadera Power Plant to the System Administrator, in the amount of about NIS 3 million, and an increase of about NIS 4 million from sales to the System Administrator from the Rotem Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s cost of sales in Israel (less depreciation and amortization) broken down into the following components (in NIS millions):

	For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2021	2020	2021	2020

Gas and diesel oil (1)	368	351	114	126
Expenses to IEC for infrastructure services and
purchase of electricity (2)	252	278	85	133
Gas transmission costs	24	25	7	9
Operating expenses (3)	61	48	20	21
Expenses for purchase of electricity for virtual supply	17	–	17	–
Total cost of sales (less depreciation and
amortization)	722	702	243	289

For the nine‑month periods ended September 30, 2021 and 2020:

(1)
There was an increase in the gas expenses, in the amount of about NIS 34 million, due to the commercial operation of the Hadera Power Plant and an increase in the gas consumption by the Rotem Power Plant, in the amount of about NIS 20 million, deriving from an increase in the quantity generated at the power plant as a result of a decline in the scope of the load reductions and an increase in the plant’s capacity. On the other hand, there was a decrease, in the amount of about NIS 21 million, in the gas price as a result a decline in the dollar/shekel exchange rate and a decrease in expenses, in the amount of about NIS 16 million, due to compensation in respect of delay of the commercial operation of the Energean (for additional details – see Note 9D(3) to the Interim Statements).

(2)
Energy purchases – a decrease in the purchases of energy, in the amount of about NIS 50 million, for Rotem customers, mainly due to a decline in the load reductions and an increase in the plant’s availability (capacity). On the other hand, there was an increase in purchases of energy, in the amount of about NIS 14 million, for Hadera customers mainly due to the commercial operation of the Hadera Power Plant.

Expenses for infrastructure services – an increase in purchases for private customers, in the amount of about NIS 23 million, as a result of the commercial operation of the Hadera Power Plant in July 2020. On the other hand, there was a decrease, in the amount of about NIS 7 million, due to a decrease in the infrastructure tariffs for 2021 and a decrease due to adjustment of the profile of Rotem customers, in the amount of about NIS 6 million.

(3)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

For the tree‑month periods ended September 30, 2021 and 2020:

(1)
There was a decrease, in the amount of about NIS 7 million, deriving from a decline in the gas price as a result of a fall in the dollar/shekel exchange rate. In addition, there was a decrease in expenses of about NIS 16 million due to compensation in respect of delay in the commercial operation of Energean (for additional details – see Note 9D(3) to the Interim Statements). On the other hand, there was an increase gas consumption expenses at the Rotem Power Plant, in the amount of about NIS 12 million, deriving from an increase in the quantity generated by the plant as a result of a decline in the scope of the load reductions and an increase in the plant’s capacity compared with the corresponding period last year.

(2)
Energy purchases – a decrease in the purchases of energy, in the amount of about NIS 34 million, for Rotem customers, mainly due to a decline in the load reductions and an increase in the plant’s availability (capacity), along with a decrease in purchases of energy, in the amount of about NIS 5 million, for Hadera customers due to an increase in the plant’s availability (capacity) compared with the corresponding period last year.

Expenses for infrastructure services – a decrease of about NIS 9 million relating infrastructure expenses in Rotem due to a decline in the infrastructure tariffs for 2021 and a decline in the scope of consumption of Rotem customers.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Set forth below is the EBITDA data of the power plants that are operating commercially. For explanations of the results – see Section 3 above. The EBITDA data presented below is based on results in accordance with IFRS and are presented in millions of NIS.

	EBITDA for the nine-month period ended September 30, 2021	Rate of holdings of the CPV Group	Proportionate EBITDA for the nine-month period ended September 30, 2021	Proportionate EBITDA for the period from January 25, 2021 and up to September 30, 2021

Fairview	204	25%	51	45
Towantic	299	26%	78	70
Maryland	110	25%	27	25
Shore	151	37.53%	56	51
Valley	104	50%	53	49
Keenan	42	100%	*42	*38
Total active plants
in the U.S.	910		307	278

	EBITDA for the three-month period ended September 30, 2021	Rate of holdings of the CPV Group	Proportionate EBITDA for the three-month period ended September 30, 2021

Fairview	84	25%	21
Towantic	100	26%	26
Maryland	58	25%	14
Shore	50	37.53%	19
Valley	27	50%	14
Keenan	13	100%	13
Total active plants
in the U.S.	332		107

* Reflects 100% of the results of the Keenan project.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States

1.
The third quarter of the year, which is mainly the summer season, is generally characterized by relatively high demand and prices compared with the transition season. The said seasonal impact also impacted the results of the CPV Group in the period of the report. In the third quarter of 2021, the weather was hotter than usual and led to a certain increase in the demand for electricity in CPV’s markets. This increase was also reflected in a rise in the market prices of electricity and gas, and as a practical result an increase in the electricity margins in general.

2.
The impact of the increase in the energy prices in the period of the report, as noted in Section 4A above (Main Developments in the Business Environment and in the Company’s Activities in the United States), was offset cumulatively by CPV’s hedge plans. These hedging agreements, the purpose of which was to fix the electricity margin (in certain scopes that were determined at every date / for every project), are generally for short time periods – this being as part of implementation of the specific risk management policies for each of the projects, based on the specific characteristics of each project.

3.
The results of the Shore power plant were less favorable than the results in 2020 due to expiration of the agreement of the Heat Rate Call Option type in April 2021. This agreement was signed as part of the project’s financial closing and included payment of a fixed premium. As at the publication date of the report, a similar agreement is not expected to be signed.  Maintenance was performed in the Valley power plant in September 2021 for a period of 20 days. Due to the said maintenance, the project’s availability (capacity) was adversely affected and additional maintenance costs were also incurred. As at the publication date of the report, the Valley power plant had returned to full activities.

4.
As stated in Section 4A, above (Main Developments in the Business Environment and in the Company’s Activities in the United States), on June 1, 2021 the capacity tariffs for the 2021–2022 capacity year in the PJM and the ISO‑NE markets entered into effect.

Set forth below is a comparison of the EBITDA data, in U.S. GAAP terms, for the nine‑month and three‑month periods ended September 30, 2021 and 2020, of the active projects of the CPV Group, in accordance with the rates of holdings of the CPV Group52. In 2020, the CPV Group prepared its financial statements in accordance with U.S. GAAP. The data is presented in millions of NIS.

	For the
	Nine Months Ended		Three Months Ended
	September 30		September 30
	2021	2020	2021	2020

Fairview	46	44	19	21
Towantic	73	71	25	23
Maryland	23	21	13	8
Shore	46	56	14	23
Valley	47	59	12	15
Keenan*	37	5	13	1
Total active plants in the U.S.	272	256	96	91

*
In the first quarter of 2021, the rate of holdings in Keenan was 70%, whereas from the second quarter of 2021 the rate of holdings rose to 100% (in light of the reversal of the Tax Equity – see explanation in Footnote 6 of the Report), whereas the in the corresponding periods in 2020 the rate of holdings was 10%.

52 It is emphasized that this data item is not recognized in accordance with IFRS and should not be considered as a substitute for income or loss of other terms provided in accordance with IFRS. This data item is provided for purposes of comparability with the period prior to acquisition of the CPV Group by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions)

	For the
	Nine Months Ended
Category	9/30/2021	9/30/2020	Analysis

Cash flows provided by operating activities	263	306
Most of the decrease stems from a decrease in the working capital, in the amount of about NIS 68 million, and a decline in the current ongoing activities, in the amount of about NIS 4 million. On the other hand, there was an increase in income from dividends from associated companies, in the amount of about NIS 30 million, due to the activities of the CPV Group.

Cash flows used in investing activities	(724)	(433)
Most of the increase derives from acquisition of the CPV Group, in the amount of about NIS 2,140 million, investments in projects under construction in the CPV Group, in the amount of about NIS 214 million, and an increase, in the amount of about NIS 45 million, relating to investments in associated companies.

This increase was partly offset by a decrease deriving from release of short‑term deposits, net, in the amount of about NIS 1,607 million, release of restricted cash, net, in the amount of about NIS 229 million, a decrease in investments the Zomet project, in the amount of about NIS 110 million, a receipt, in the amount of about NIS 154 million, in respect of repayment of partnership capital mainly due to sale of part of the holdings of the CPV Group in the Three Rivers project (for details – see Note 7A to the interim statements).

Cash flows provided by financing activities	1,767	329
Most of the increase, in the amount of about NIS 727 million, stems from investments of holders of non-controlling interests in the CPV Group, an increase in issuance of debentures, in the amount of about NIS 446 million (in the current year the Company issued debentures (Series C) and in the prior year debentures (Series B)), an issuance of shares, in the net amount of about NIS 365 million, in 2021, an increase in withdrawals from frameworks under financing agreements in Israel, in the amount of about NIS 61 million, and receipt of a long‑term loan under the new financing agreement in the Keenan project, in the amount of about NIS 333 million, in 2021.

This increase was partly offset by payment of loans in the CPV Group, in the amount of about NIS 373 million, where out of this amount, the amount of about NIS 244 million is in respect of repayment of a loan under the prior financing agreement in the Keenan project, and in respect of an early close‑out of an interest hedge transaction relating to this financing agreement. For details regarding the financing agreements of Keenan – see Note 9K(3)(d) to the Interim Statements. In addition, in 2021 the Company acquired the balance of the rights of the tax partner in the Keenan project for a consideration of about NIS 82 million (for additional details – see Note 9K(6) to the Interim Statements).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Three Months Ended
Category	9/30/2021	9/30/2020	Analysis

Cash flows provided by operating activities	77	128
Most of the decrease stems from a decrease in the working capital, in the amount of about NIS 92 million. On the other hand, there was an increase in current activities, in the amount of about NIS 34 million, and in dividends from associated companies, in the amount of about NIS 7 million, as a result of the activities of the CPV Group.

Cash flows used in investing activities	(193)	(91)
Most of the increase in the cash flows used in investing activities derives from investments in projects under construction in the CPV Group, in the amount of about NIS 94 million, and an increase in investments in the Zomet project, in the amount of about NIS 27 million.

This increase was partly offset by a decrease deriving from a release of restricted cash, net, in the amount of about NIS 9 million.

Cash flows provided by financing activities	1,051	45
Most of the increase in the cash provided by financing activities stems from issuance of debentures (Series C), in the amount of about NIS 842 million (net of issuance expenses), receipt of a long‑term loan under the new financing agreement in the Keenan project, in the amount of about NIS 333 million, in 2021 and an increase in the withdrawals under the financing agreement in the Zomet project, in the amount of about NIS 74 million.

This increase was partly offset by repayment of the loan in the framework of the prior financing agreement in the Keenan project, and in respect of an early close‑out of an interest hedge transaction in connection with this financing agreement, in the aggregate amount of about NIS 244 million. For details regarding the financing agreements of Keenan – see Note 9K(3)(d) to the Interim Statements.

As at September 30, 2021, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash, as at September 30, 2021 (in millions of NIS) of the Company and its subsidiaries:

	Debt (including interest payable)	Cash and cash equivalents	Debt service reserves (out of restricted cash)*	Other restricted cash

The Company (1)	1,811	1,160	–	15
Rotem (2)	1,292	55	76	49
Hadera (3)	686	16	45	5
Zomet (4)	441	137	–	–
Others in Israel	2	33	–	–
Keenan (5)	331	13	–	–
Maple Hill	–	17	–	–
Others in the U.S. (6)	357	134	–	1
Total	4,920	1,565	121	70

*	Including funds serving for guarantee of the debt.

Main changes in the nine‑month period ended September 30, 2021:

(1)	The Company:

A.
Investments in subsidiaries and associated companies – the Company invested about NIS 1,696 million in acquisition of the CPV Group (of which about NIS 57 in the third quarter) and projects of the CPV Group, about NIS 26 million in acquisition of Gnrgy, about NIS 85 million in the Zomet project, about NIS 8 million in the Hadera project, about NIS 12 million in the Sorek 2 project, and about NIS 26 million in various other generation facilities.

B.
The Company issued shares for a net consideration of about NIS 635 million. It is noted that in October 2021, the Company issued additional shares as part of an issuance of rights, for a consideration of about NIS 309 million.

C.	The Company repaid the amount of about NIS 19 million of the principal of the debentures (Series B).

D.
In September 2021, the Company issued debentures (Series C) with a par value of about NIS 851 million, where the issuance expenses amounted to about NIS 9 million.  For additional details regarding the early repayment – see Note 9B(8) to the Interim Statements.

(2)
During the period of the report, Rotem repaid the amount of about NIS 72 million of the principal of its loans. It is noted that in October 2021, execution of full early repayment of the balance of the outstanding project financing granted to Rotem was completed, in the amount of about NIS 1,292 million (including an early repayment fee). In addition, balances of restricted cash were released in Rotem, which as at the date of the report amounted to about NIS 125 million. For additional details regarding the early repayment – see Note 10A to the Interim Statements.

(3)	Hadera repaid the amount of about NIS 24 million of the principal of its loans.

(4)	Zomet withdrew about NIS 262 million from the long‑term loans framework in accordance with its financing agreement.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

(5)
Keenan repaid the amount of about NIS 16 million (about $5 million) out of its loan principal. In addition, in August 2021, Keenan made early repayment of the balance of the principal, in the amount of about NIS 207 million (about $64 million). In respect of the early repayment of the loan, no fines or commissions were imposed on Keenan by the lending entity. Furthermore, Keenan paid the amount of about NIS 34 million (about $10.5 million) in connection of an early close‑out of a hedging transaction. For purposes of the refinancing, on that date Keenan received a loan from a number of financial entities, in the amount of about NIS 333 million (about $104 million). For additional details regarding the new financing agreement – see Note 9K(3)(d) to the Interim Statements.

(6)	Others in the United States:

A.
The amount of about NIS 176 million in respect of a shareholders’ loan from financial investors (non‑controlling interests) to the CPV Group, which was provided by means of a loan that is not repaid on a current basis.

B.
The amount of about NIS 175 million in respect of a seller’s loan received by the CPV Group as part of acquisition of the CPV Group and which was repaid subsequent to the date of the report. For additional details – see Notes 6 and 7A to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following data includes balances as at September 30, 2021, presented in millions of New Israeli Shekels and representing the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies:

Project	Rate of holdings of the CPV Group	Debt (including interest payable)	Cash and cash equivalents and deposits*	Other restricted cash

Fairview	25%	529	3	52
Towantic	26%	496	16	54
Maryland	25%	314	–	43
Shore	37.53%	600	1	133
Valley	50%	943	1	136
Three Rivers	10%	203	–	72
Total		3,085	21	490

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at December 31, 2020 (in millions of NIS) of the Company and its subsidiaries:

	Debt (including interest payable)	Cash and cash equivalents and short-term deposits	Debt service reserves (out of restricted cash)*	Other restricted cash

The Company	980	1,644	25	232
Rotem	1,097	122	78	48
Hadera	698	2	44	11
Zomet	184	35	–	–
Others	1	4	–	–
Total	2,960	1,807	147	291

*	Including funds serving for guarantee of the debt.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at September 30, 2020 (in millions of NIS) of the Company and its subsidiaries:

	Debt (including interest payable)	Cash and cash equivalents	Debt service reserves (out of restricted cash)*	Other restricted cash

The Company	667	282	92	174
Rotem	1,120	262	79	–
Hadera	706	7	46	11
Zomet	134	34	–	–
Others	–	2	–	–
Total	2,627	587	217	185

*	Including funds serving for guarantee of the debt.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

As at the date of the Report, the Company and the investee companies were in compliance with all the financial covenants stipulated in their financing agreements and trust certificates. Set forth below is detail of the Company’s financial covenants for breach based on the actual results of the activities (material loans)53:

As at September 30, 2021

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and the adjusted EBITDA (as defined in
the trust certificate) may not exceed 13	8.0
Minimum shareholders’ equity of NIS 250 million	NIS 2,045 million
A ratio of the Company’s shareholders’ equity to total assets at a rate of not less than 17%	52%

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series C)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and the adjusted EBITDA (as defined in
the trust certificate) may not exceed 13	8.0
Minimum shareholders’ equity of NIS 1,000 million	NIS 2,045 million
A ratio of the Company’s shareholders’ equity to total assets (solo) at a rate of not less than 20%	52%
A ratio of the Company’s shareholders’ equity to total assets (consolidated) at a rate of not less
than 17%	30%

Covenants applicable to the Company under additional credit frameworks of the Company
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and the adjusted EBITDA (as defined in
the trust certificate) may not exceed 12	8.0
Minimum shareholders’ equity of NIS 1,200 million	NIS 2,045 million
The ratio of the Company’s shareholders’ equity to total assets may not drop below 40%	52%

Covenants applicable to the Company in connection with the agreement for investment of equity in Hadera
The Company’s shareholders’ equity, up to the end of the warranty period of the construction
contractor may not drop below NIS 250 million	NIS 2,045 million
The ratio of the Company’s shareholders’ equity to total assets may not drop below 20%	52%
From the commercial operation date of Hadera up to the end of the warranty period of the
construction contractor, the balance of the cash may not drop below NIS 50 million or a	Cash balance higher
bank guarantee in the amount of NIS 50 million	than NIS 50 million

Covenants applicable to Rotem[54]
ADSCR (in the preceding 12 months) of not less than 1.1	1.87

Covenants applicable to Shore
Historical debt service coverage ratio (DSCR) (in the preceding 12 months) of not less than 1.1	1.98

Covenants applicable to Maryland
Historical debt service coverage ratio (DSCR) (in the preceding 12 months) of not less than 1.1	1.38

53 For a description of the material financial covenants of the Company and the subsidiaries – see Section 10.3 (Description of the Company’s Business) in the Periodic Report for 2020 and Note 9B(8) to the Interim Statements.
54 It is noted that in October 2021 the full amount of the outstanding credit granted to Rotem was repaid.

OPC Energy Ltd.
Report of the Board of Directors

8.	Explanations of the Board of Directors for the proforma data

Set forth below is data taken from the proforma interim financial statements for the nine‑month and three‑month periods ended September 30, 2021 and 2020 (together – “the Proforma Periods”). The proforma interim financial statements were prepared in accordance with the provisions of Regulation 9A of the Reporting Regulations, and they relate to acquisition of the control of the CPV Group. The proforma interim financial statements are intended to retroactively reflect the consolidated results of the Company’s operations and the statement of other comprehensive income for the Proforma Periods under the assumption that the acquisition transaction had been completed on January 1, 2018 based on the actual results of operations as received from the CPV Group – this being based on the assumptions detailed in Note 3 to the proforma interim financial statements. These explanations should be read carefully together with the proforma interim financial statements attached to this report. It is clarified that the proforma statements do not reflect the Company’s actual results but, rather, they were prepared in order to provide additional information – this being on the basis of various assumptions and estimates as detailed in the proforma statements. The data is presented in millions of New Israeli Shekels.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Nine Months
	Ended September 30
Category	2021 Proforma	2020 Proforma	Explanations of the Board of Directors of the Proforma Data

Revenues from sales and provision of services	1,163	1,196
In the activities in the United States, most of the decrease, in the amount of about NIS 150 million, stems from income from development fees in the third quarter of 2020 in respect of the Three Rivers project, and a decline, in the amount of about NIS 9 million, as a result of a fall in the exchange rate of the dollar. This decrease was partly offset by income from sale of electricity, in the amount of about NIS 65 million, deriving from the first‑time consolidation of Keenan in the fourth quarter of 2020 and an increase in revenues from management services to power plants, in the amount of about NIS 13 million. For an explanation regarding the change in the sales in the activities in Israel – see Section 5 above.

Cost of sales and provision of services (less depreciation and amortization)	780	747
Most of the increase in the activities in the United States, in the amount of about NIS 17 million, stems from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 4 million, as a result of a decline the exchange rate of the dollar. For an explanation regarding the change in the cost of sales in the activities in Israel – see Section 5 above.

Depreciation and amortization	134	81
Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 20 million, due to the commercial operation in July 2020, and from and increase in depreciation, in the amount of about NIS 30 million, in light of the first‑time consolidation of Keenan in the fourth quarter of 2020.

Gross profit	249	368

Administrative and general expenses	149	78
In the activities in Israel, most of the increase stems from an increase in salary expenses, in the amount of about NIS 12 million, and insurance costs in Hadera in the amount of about NIS 4 million.

In the activities in the United States, most of the increase stems from equity compensation expenses, in the amount of about NIS 34 million, and an increase in the expenses to consultants and salary expenses, in the amount of about NIS 12 million, and an increase of about NIS 7 million deriving from the first‑time consolidation of Keenan in the fourth quarter of 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Nine Months
	Ended September 30
Category	2021 Proforma	2020 Proforma	Explanations of the Board of Directors of the Proforma Data

Share in income of associated companies	27	44
Most of the decrease stems from a higher expense, in the amount of about NIS 45 million, in respect of revaluation of derivative financial instruments in hedge plans of the CPV Group. In addition, in the corresponding period in 2020, the CPV Group recorded equity income in respect of the Keenan project, in the amount of about NIS 38 million were recorded, due to the impacts of application of an agreement with the tax partner. On the other hand, there was an increase in the operating results of the associated companies, in the amount of about NIS 48 million, along with an increase of about NIS 15 million due to a decline in the dollar exchange rate and amortization of excess cost.

Business development expenses	4	10	Most of the decrease stems from capitalization of expenses to the development projects.

Other income (expenses), net	(40)	1	The result derives mainly in light of a loss from acquisition of the balance of the rights of the tax partner in the Keenan project (for details – see Note 9K(6) to the Interim Statements).

Operating income	83	325

Financing expenses, net	359	120
Most of the increase stems from a non‑recurring expense due to a loss in respect an early repayment, in the amount of about NIS 244 million, in light of the early repayment of the full balance of Rotem’s outstanding credit in October 2021. For additional details – see Note 10 to the Interim Statements. In addition, there was an increase in interest and linkage expenses on Hadera’s senior debt, in the amount of about NIS 20 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction, and an increase stemming from interest and linkage expenses relating to debentures, in the amount of about NIS 6 million.

This increase was partly offset by a decline in the financing expenses deriving from the impact of the changes in the dollar/shekel exchange rate, in the amount of about NIS 24 million, and financing income stemming mainly from amortization of excess cost, in the amount of about NIS 10 million, as a result of early repayment of the balance of the credit in Keenan.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Nine Months
	Ended September 30
Category	2021 Proforma	2020 Proforma	Explanations of the Board of Directors of the Proforma Data

Income (loss) before taxes on income	(276)	205

Taxes on income (tax benefit)	(67)	65	The decrease derives from lower results in the first nine months of 2021 compared with the corresponding period last year.

Income (loss) for the period	(209)	140

Adjusted net income	44	144
Net income after eliminating the fair value of derivative financial instruments, the loss in respect of acquisition of the rights of the tax partner in Keenan, a loss in respect of early repayment and taxes on income.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Three Months
	Ended September 30
Category	2021 Proforma	2020 Proforma	Explanations of the Board of Directors of the Proforma Data

Revenues from sales and provision of services	430	574
In the activities in the United States, most of the decrease, in the amount of about NIS 150 million, stems from income from development fees in the third quarter of 2020 relating to the Three Rivers project, in the amount of about NIS 4 million, as a result of a decline the exchange rate of the dollar. This decrease was partly offset by an increase in revenues from sale of electricity, in the amount of about NIS 20 million, stemming from the first‑time consolidation of Keenan in the fourth quarter of 2020 and an increase in revenues from management services to power plants, in the amount of about NIS 15 million. For an explanation regarding the change in the sales in the activities in Israel – see Section 5 above.

Cost of sales and provision of services (less depreciation and amortization)	262	302
Most of the increase in the activities in the United States, in the amount of about NIS 7 million, stems from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 2 million, as a result of a decline the exchange rate of the dollar. For an explanation regarding the change in the cost of sales in the activities in Israel – see Section 5 above.

Depreciation and amortization	44	32	Most of the increase, in the amount of about NIS 9 million, stemming from the initial consolidation of Keenan in the fourth quarter of 2020.

Gross profit	124	240

Administrative and general expenses	39	30
In the activities in Israel, most of the increase stems from an increase salary expenses, in the amount of about NIS 5 million.

In the activities in the United States, most of the increase stems from expenses to consultants and salary expenses, in the amount of about NIS 2 million, and an increase of about NIS 1 million stemming from the first‑time consolidation of Keenan in the fourth quarter of 2020.

Share in income of associated companies	75	15
Most of the increase stems from higher income, in the amount of about NIS 52 million, in respect of revaluation of derivative financial instruments in hedge plans of the CPV Group, and an increase of the operating expenses of the associated companies, in the amount of about NIS 10 million. In addition, there was an increase, in the amount of about NIS 5 million, as a result of amortization of excess cost (mainly in respect of loans).

On the other hand, in the corresponding quarter in 2020, the CPV Group recorded equity income in respect of the Keenan project (which is a consolidated subsidiary in the third quarter of 2021), in the amount of about NIS 7 million, due to the impacts of application of an agreement with the tax partner.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Three Months
	Ended September 30
Category	2021 Proforma	2020 Proforma	Explanations of the Board of Directors of the Proforma Data

Business development expenses	2	–

Other income (expenses), net	(1)	1

Operating loss	157	226

Financing expenses, net	288	51
Most of the increase stems from a non‑recurring expense due to a loss in respect an early repayment, in the amount of about NIS 244 million, in light of the early repayment of the full balance of Rotem’s outstanding credit in October 2021. For additional details – see Note 10A to the Interim Statements. In addition, there was an increase in interest and linkage expenses in respect of debentures in the amount of about NIS 4 million (mainly as a result of linkage differences).

This increase was partly offset by financing income stemming from amortization of excess cost, in the amount of about NIS 10 million, as a result of early repayment of the balance of the credit in Keenan.

Income (loss) before taxes on income	(131)	175

Taxes on income (tax benefit)	(25)	50	The decrease stems from lower results in the third quarter of 2021 compared with the corresponding quarter last year.

Income (loss) for the period	(106)	125

Adjusted net income	51	133
Net income after eliminating the fair value of derivative financial instruments, a loss in respect of acquisition of the rights of the tax partner in Keenan, a loss in respect of early repayment and taxes on income.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

9.	Significant Events in the Period of the Report and Thereafter

For details – see Section 1 above and Section 13 below and Notes 1, 6, 7, 8, 9 and 10 to the Interim Statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Debentures (Series B) and Debentures (Series C)

11.1	Set forth below are details regarding the Company’s debentures (Series B):

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance (including expansion of the series made in October 2020)	About NIS 956 million par value
Nominal value on the date of the report	About NIS 936 million par value
Nominal value after revaluation based on the linkage terms	About NIS 952 million par value
Amount of the interest accrued as included in the financial statements as at September 30, 2021	–
The fair value as included in the financial statements as at September 30, 2021	About NIS 1,107 million.
Stock market value on September 30, 2021	About NIS 1,107 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

11.	Debentures (Series B) and Debentures (Series C) (Cont.)

11.1	Set forth below are details regarding the Company’s debentures (Series B): (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series. In July 2021, the rating was reconfirmed.
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493) and October 4, 2020 (Reference No.: 2020‑01‑107604).

Pledged assets
None.
There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series B) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

11.	Debentures (Series B) and Debentures (Series C) (Cont.)

11.2	Set forth below are details regarding the Company’s debentures (Series C):

Name of the series	Series C
Issuance date	September 9, 2021
Total nominal value on the date of issuance	About NIS 851 million par value
Nominal value on the date of the report	About NIS 851 million par value
Nominal value after revaluation based on the linkage terms	The debentures are not linked.
Amount of the interest accrued as included in the financial statements as at September 30, 2021	About NIS 1 million.
The fair value as included in the financial statements as at September 30, 2021	About NIS 846 million.
Stock market value on September 30, 2021	About NIS 846 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.5%.
Principal payment dates	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years from 2024 to 2030 (inclusive), except for 2028.
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series C) is payable commencing from February 2022 twice a year on February 28 and on August 31 of each of the years from 2022 to 2030 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, and is to be in the amount of the annual interest divided by 2, except for the first interest payment that is to be made on February 28, 2022 and will be paid for the period that commenced on the first trading day after the tender date of the debentures (Series C) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

11.	Debentures (Series B) and Debentures (Series C) (Cont.)

11.2	Set forth below are details regarding the Company’s debentures (Series C): (Cont.)

Linkage basis and terms	The principal of the debentures (Series C) and the interest thereon are not linked to the Consumer Price Index (CPI) or any currency whatsoever.
Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from August 2021 which was reconfirmed in September 2021.
See the Company’s Immediate Reports dated July 19, 2021 (Reference No.: 2021‑01‑119229) and September 2, 2021 (Reference No.: 2021‑01‑075907).

Pledged assets
None.
There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

12.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the report the Company paid NIS 1,000 thousand to the Matan – Investing in the Community Society, NIS 150 thousand to Nirim, the amount of NIS 150 thousand to Technoda Hadera Givat Olga and NIS 145 thousand to Rahashay Lev.

13.	Update of the Periodic Report for 2020 regarding the Company’s Business[55]

In addition to that stated in this report, presented below are significant updates and/or changes with respect to the Company’s business, which occurred since the signing date of the Company’s Periodic Report for 2020, on March 24, 2021 and up to publication of this Report:

13.1	Section 2 to Part A of the Periodic Report for 2020

A.
For details regarding an agreement for acquisition of shares of the Gnrgy company, a shareholders’ agreement with Gnrgy’s founder and details in connection with Gnrgy and the area of its activities – see the Company’s Immediate Report dated April 13, 2021 (Reference No.: 2021‑01‑062613). For additional details regarding the additional completion of the transaction – see the Company’s Immediate Report dated May 10, 2021 (Reference No.: 2021‑01‑081177).

B.
For details regarding an undertaking in agreements for construction, supply of equipment and long‑term maintenance in connection with Sorek 2 – see the Company’s Immediate Report dated June 27, 2021 (Reference No.: 2021‑01‑043576).

C.
On July 19, 2021, the Company published a slide presentation to investors including a brief review of the market trends in the Company’s activity areas with reference to the ESG aspects and the developments in the Company’s activities, including the business plan, which includes these aspects, as well as in connection with examination of the possibility of issuing new debentures of the Company. For details – see the Company’s Immediate Reports dated July 19, 2021 (Reference Nos.: 2021‑01‑054382 and 2021‑01‑054892).

D.
For details regarding completion of the early repayment of the full balance of the seller’s loan provided in connection with the consideration in respect of a development project held by the CPV Group – see the Company’s Immediate Report dated October 31, 2021 (Reference No.: 2021‑01‑161151).

13.2	Section 8 to Part A of the Periodic Report for 2020

For details regarding starting of arbitration proceedings by Hadera’s construction contractor and the contentions of Hadera and the construction contractor – see the Company’s Immediate Report dated September 23, 2021 (Reference No.: 2021‑01‑148533).

[55]
Update of the Company’s Business including in this Report of the Board of Directors was prepared in accordance with Regulation 39A of the Reporting Regulations, and includes significant changes or new items that occurred in the Company’s business from the publication date of the Periodic Report for 2020 and up to the publication date of this Report. It is noted that in some of the case an additional description was provided in order to present a more comprehensive picture of the matter addressed. The reference to Immediate Reports as part of this Report includes the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.3	Section 9.6 to Part A and Regulation 21 to Section D of the Periodic Report for 2020

A.
On June 15, 2021, the General Meeting of the Company’s shareholders approved an update of the remuneration policy for officers of the Company along with updated service and employment conditions for the Company’s CEO. For details – see the Company’s Immediate Reports, held on April 29, 2021, May 24, 2021, June 6, 2021 and June 16, 2021 (Reference Nos.: 2021‑01‑074751, 2021‑01‑029674, 2021‑01‑035761, and 2021‑01‑101847, as applicable); regarding the Material Private Offer Report in connection with granting of options to the Company’s CEO, in the language of the Report Summoning a General Meeting – see the Company’s Immediate Report dated April 29, 2021 and the supplemental Report dated June 6, 2021 (Reference Nos.: 2021‑01‑074754 and 2021‑01‑035782, respectively). Further to approval of update of the remuneration policy for Company officers, the Company’s Remuneration Committee and Board of Directors made decisions regarding update and approval of the service and employment conditions for Company officers in accordance with the updated policy as stated.

B.
For details regarding an allotment of 1,252,832 options to the Company’s CEO, further to the approval of the General Meeting as stated above – see the Company’s Immediate Report dated August 5, 2021 (Reference No.: 2021‑01‑127869); regarding a private allotment of options to officers – see the Immediate Report dated August 23, 2021 (Reference No.: 2021‑01‑136275).

C.
For details in connection with a report summoning the Annual and Extraordinary Meeting of the Company’s shareholders and results of the Meeting – see the Immediate Reports dated September 14, 2021 and October 11, 2021 (Reference Nos.: 2021‑01‑147162 and 2021‑01‑154245, respectively).

D.
For details regarding appointment of directors and conclusion of the service of directors in the Company – see the Immediate Reports dated October 11, 2021 (Reference Nos.: 2021‑01‑154248, 2021‑01‑154251 and 2021‑01‑154254).

E.
For details regarding exemption and indemnification certificates for officers granted to Mr. Aviad Kaufman in connection with his appointment as a director of the Company – see the Report Summoning the General Meeting, dated September 14, 2021, and the results of the General Meeting, dated October 11, 2021 (Reference Nos.: 2021‑01‑147162 and 2021‑01‑154245, respectively).

13.4	Section 10 to Part A of the Periodic Report for 2020

A.
For details regarding new debentures (Series C) of the Company, including the shelf offer report and the results of the public issuance of the debentures (Series C) – see the Company’s Immediate Reports dated July 7, 2021, July 25, 2021, July 27, 2021, August 30, 2021, September 2, 2021 and September 9, 2021 (Reference Nos.: 2021‑01‑113256, 2021‑01‑121833, 2021‑01‑123051, 2021‑01‑140397, 2021‑01‑076033 and 2021‑01‑077248, as applicable); for details regarding a rating report of S&P Maalot provided for the issuer and for the debentures – see the Company’s Immediate Report dated July 19, 2021 (Reference No.: 2021‑01‑119229); for details regarding a rating report of S&P Maalot for issuance of the debentures – see the Company’s Immediate Reports dated July 19, 2021, and September 2, 2021 (Reference Nos.: 2021‑01‑119229 and 2021‑01‑075907). For details regarding a list of the Company’s securities – see update to Regulation 24 to Part D of the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.4	Section 10 to Part A of the Periodic Report for 2020 (Cont.)

B.
For details regarding issuance of ordinary shares of the Company by means of an offer of rights made by the Company, including for purposes of development and expansion of the Company’s activities in the United States – see the Company’s Immediate Reports dated August 31, 2021, September 1, 2021, September 14, 2021 and October 5, 2021 (Reference Nos.: 2021‑01‑141213, 2021‑01‑142815, 2021‑01‑147144 and 2021‑01‑151272). For details regarding a list of the Company’s securities – see update to Regulation 24 to Part D of the Periodic Report for 2020.

C.
For details regarding Rotem’s notification to the financing entity regarding its intention to make early repayment and a report of making early repayment of Rotem’s project financing – see the Company’s Immediate Reports dated September 2, 2021 and October 5, 2021 (Reference Nos.: 2021‑01‑076027 and 2021‑01‑083812).

D.
Further to Section 10.7 of Part A of the Periodic Report for 2020, as at the publication date of this report, the Company signed credit frameworks in addition to those noted in the Periodic Report for up to three years with banks, in the aggregate scope of about NIS 125 million, which as at the date of the report had not yet been utilized.

13.5	Section 15 to Part A of the Periodic Report for 2020

Further to that stated in Section 15.3.1 of Part A of the Periodic Report for 2020, for details regarding approval of the participation of the financial investors in an additional investment commitment in the CPV Group see the Company’s Immediate Report dated September 19, 2021 (Reference No.: 2021‑01‑147864).

13.6	Section 17 to Part A of the Periodic Report for 2020

13.6.1
Further to that stated in Section 17.6 to Part A of the Periodic Report for 2020, additional lands have been added in connection with the solar site of the Maple Hill project, which is located in Cambria County in Pennsylvania. The rights in the said lands are freehold (ownership) rights and contractual rights of beneficial enjoyment. The area of the lands is about 3,132,300 square meters (774 acres).

13.6.2
Further to that stated in Section 17 to Part A of the Periodic Report for 2020, for details regarding profit participation units allotted by the CPV Group to employees and managers – see Note 9K(7) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.6	Section 17 to Part A of the Periodic Report for 2020 (Cont.)

13.6.3	Further to that stated in section 17.2 (Activities of the CPV Group) to Part A of the Periodic Report for 2020:

A.
For details regarding acquisition of the balance of the rights in the wind‑energy power plant with a capacity of 152 megawatts (Keenan), which is held (at the rate of 70%) by the CPV Group[56] (that is, the remaining 30%), on April 7, 2021 – see the Company’s Immediate Report dated April 8, 2021 (Reference No.: 2021‑01‑059787).

B.
For details regarding an agreement for sale of electricity (PPA) in the Rogue’s Wind project, for sale of all the electricity, availability (capacity) and Renewable Energy Certificates (RECs) – see the Company’s Immediate Report dated April 11, 2021 (Reference No.: 2021‑01‑060825) and that stated in this report above (including the “forward‑looking” information warning).

C.
Regarding a report of the Company with respect to commencement of the construction stage of the Maple Hill solar project – see the Company’s Immediate Report, dated May 12, 2021 (Reference No.: 2021‑01‑083409) and that stated in this report above (including the “forward‑looking” information warning).

D.
For details regarding completion of the financing transaction of Keenan and the concurrent repayment of Keenan’s prior financing – see the Company’s Immediate Report dated August 8, 2021 (Reference No.: 2021‑01‑062437).

E.
For details regarding signing of agreements by the CPV Group for acquisition of all of the rights in two solar projects – see the Immediate Report dated October 20, 2021 (Reference No.: 2021‑01‑157965).

56 Which is held (about 70%) indirectly by the Company, as detailed in Section 17 to Part A of the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.6	Section 17 to Part A of the Periodic Report for 2020 (Cont.)

13.6.4
Further to that stated in Section 17.14 to Part A of the Periodic Report for 2020, it is noted that the CPV Group makes use of technical information, communications and data processing systems for purposes of its current ongoing activities. Physical or logical harm to the management and/or operating systems, as stated, for whatever reason, could expose the Company to delays and interruptions with respect to provision of electricity, including causing damage to information or stealing of information. In addition, the CPV Group could be required to bear significant expenses in order to protect against harm to the information systems, as well as to repair any damage that is caused by such harmful items, including, for example, establishment of an internal system‑protection system, implementation of additional security measures against a cyber threat, protection against lawsuits as a result of cyber‑attacks, payment of compensation or taking of other correctional steps vis‑à‑vis third parties.

Even though the CPV Group takes measures to increase the information security, among other things, through use of monitoring and control systems for the networks, strengthening hardware and operating systems, back‑up, written policies and procedures, restricting access, employee training, etc., there is no certainty regarding its ability to prevent cyber‑attacks or harm to the Group’s information systems.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

14.	Very Significant Valuation – the CPV Group (Cont.)

As at the acquisition date, January 25, 2021, the Group made a very significant valuation for purposes of determination of the fair value of the assets and liabilities of the CPV Group. For details regarding the agreement for acquisition of the CPV Group – see Note 6 to the Interim Statements. The economic work including the valuation, as stated, is attached to the Group’s reports.

Set forth below is main data that are detailed in this economic work:

Subject of the valuation:	Allocation of the acquisition cost of the CPV Group

Date of the work:	January 25, 2021

Value of the subject of the valuation shortly before the date of the valuation if generally accepted accounting principles had been applied, including depreciation and amortization, there would have been no need for a change in value based on the valuation:
N/A

Value of the subject of the valuation determined based on the valuation	As detailed in Note 6 to the Interim Statements.

Identity of the appraiser and his characteristics
PriceWaterhouseCoopers Advisory Ltd.
The valuation was performed by a team headed by Mr. Gil Mor, CPA, a partner in Kesselman & Kesselman PriceWaterhouseCoopers Advisory and the Manager of the Economics Department. Mr. Mor holds a Bachelor’s degree in accounting and economics and a Master’s degree in business administration (with excellence) from Tel‑Aviv University

Valuation model used by the appraiser	Discounted Cash Flows (DCF)

The assumptions used by the appraiser in performance of the valuation, based on the valuation model
The valuation is based on the forecasted cash flows discounted at discount rates between:
6.75%–7.75% for the active natural gas facilities;
6%–7.75% for the wind facilities including a PPA agreement;
7.5% for the management contracts.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: November 25, 2021